EXECUTED

1-15132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03055953

APR 16 2003

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
4-1-03

For the month of April 2003

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No x


This...



Relax! You are only 10 minutes from any gate
Relájese! Está a sólo 10 min. de cualquier sala de embarque
Gates
Puertas
B11-B22

is the beginning


of the most…


pleasant


experience...



Mission Statement

ASUR airports will be known as the places where holidays seem longer and business trips shorter.



Cancun,
QUINTANA ROO
Merida,
YUCATAN
Cozumel,
QUINTANA ROO
Veracruz
Villahermosa,
Oaxaca
Huatulco,
OAXACA
Tapachula,
CHIAPAS

Letter to Shareholders



During the year 2002, airport and tourism operations worldwide were characterized by continued adverse effects from the terrorist attacks of September, 2001, and by the uncertain behavior of the Mexican and U.S. economies, which represent our two main markets in terms of passenger traffic.

Notwithstanding the difficult conditions affecting the travel industry, our total revenues for the year grew by 0.81% to reach US$118.8 million. This achievement was driven by a substantial increase in commercial revenues resulting from the opening of new, improved commercial spaces in Cancun, Merida and Cozumel airports.

On the operational front, we continued our capital expenditures program aimed at improving all services offered at our airports, as we strive to make using our facilities a safer, more pleasant and more efficient experience for all our users. Total capital expenditures amounted to US$25.4 million, with resources being used primarily for financing the improvement of the curb side area, remodeling of the satellite building and resurfacing of the runway at Cancun airport and the remodeling of the terminal building at Cozumel airport.

All of these improvements were financed through internal cash flow. This allows us to invest in projects that help us meet our passenger needs and form a basis for sustained growth, and furthermore it allows us to maintain our company as an attractive investment alternative.

We are proud to have consolidated Grupo Aeroportuario del Sureste as a leader in modern corporate governance. Our shareholders' rights and the transparency of our decision-making processes are carefully monitored by auditing, operations, nominations and compensations, as well as acquisitions and contracts committees. As a result, we expect to continue being recognized as having one of the best corporate governance practices in Latin America – as noted last year by *Investor Relations Magazine*.

Despite market volatility due to increased tension in the global political arena, we are convinced of the overall positive outlook for the travel industry. Major investments in hotel infrastructure at our main destination allow us to foresee an increase in passengers for the future, who will have the opportunity to experience our world-class airports.

To conclude, I wish to take this opportunity to express my gratitude to our personnel and to you, our shareholders, for giving us your dedication, support and personal efforts, all key elements in strengthening our position in order to successfully continue to overcome the challenges that present themselves to our business.

KJELD BINGER
Chairman of the Board of Directors

Strategic position for **United States** and **European** tourist markets





Financial Highlights 2002



Total Revenues
MILLIONS OF US DOLLARS
150
120
90
60
30
0
118.8
117.9
122.5
102.2
'02
'01
'00
'99



Commercial Revenues
MILLIONS OF US DOLLARS
20
15
10
5
0
15.7
10.0
10.4
7.4
'02
'01
'00
'99



EBITDA
MILLIONS OF USDOLLARS
80
60
40
20
0
66.1
68.9
71.6
55.6
'02
'01
'00
'99



Net income
MILLIONS OF US DOLLARS
30
20
10
0
21.1
25.6
22.2
17.0
'02
'01
'00
'99



Passengers
MILLIONS
12
10
8
6
4
2
0
11.0
11.2
11.4
9.6
'02
'01
'00
'99



Millions of US dollars as of 31st of December 2002

Figures expressed in dollars were calculated at an exchange rate of 10.4393 pesos per US dollar

	2002	2001	2000	1999
Income Statement				
Total Revenues	**118.8**	117.9	122.5	102.2
Commercial Revenues	**15.7**	10.0	10.4	7.4
Operating Income	**34.0**	38.2	40.9	27.9
Pre-tax Income	**36.6**	41.7	39.4	29.5
Net Income	**21.1**	25.6	22.2	17.0
Net Income per ADS (USD)	**0.7034**	0.8531	0.7385	0.5674
Balance Sheet				
Current Assets	**69.2**	108.1	71.3	56.0
Total Assets	**1,080.9**	1,126.5	1,085.4	1,078.5
Total Liabilities	**49.1**	46.0	30.5	45.8
Stockholders' Investment	**1,031.8**	1,080.5	1,054.9	1,032.7
Cash Flow				
Cash at the Beginning of Year	**89.0**	59.2	37.5	5.4
Operating Cash Flow	**53.8**	64.6	75.3	49.3
Financial Cash Flow	**(69.8)**	0.0	(31.2)	31.2
Investments	**(25.4)**	(34.8)	(22.4)	(48.5)
Cash at the End of Year	**47.6**	89.0	59.2	37.5

CEO's Letter to Shareholders



2002 was for ASUR a complex year. One of consolidation of all the internal structural changes that had been made since the privatization of our airport group, one of nervousness about what the travel pattern of passengers would be after 9/11 and one of high hopes and expectations on the early effects of our commercial strategy. Mix with that a hesitant economic growth, both in Mexico and in the US, the strength of the Mexican peso against the dollar, the sliding of the dollar against the Euro, Enron, WorldCom, Sarbanes-Oxley and it becomes a special year indeed.

Passenger traffic was not very encouraging early in the year with double digit downfall numbers but as the year went on the decreases became smaller and smaller and by mid-summer our passenger numbers were basically back to where they came from a year before. September, October and November were up from the same period just past 9/11, without reaching upbeat levels yet however. December on the other hand saw a strong come back of our visitors, very near our historical record numbers. Overall this resulted in a yearly downfall of 2.17% in passenger numbers against the previous year. That was not exactly where we had hoped to be at that point in time, but on the other hand ASUR was better off than many other airports around the world, since our passenger mix, composed mostly of holiday and leisure travellers, had rebounded much faster than business travel.

Along with the monitoring of our passenger base, we continued with our customer service improvement program as well as with our investment program. Sometimes our long-time airline customers, handlers and other service providers forget about the huge progress we have already made in remodelling our installations, updating our systems, expanding our terminals and training our staff, but we are happy to take their sense of urgency as an encouraging sign that we are on the right track: we are here as a service industry and the passengers and customers have every right to demand from us the very best.

Being our first full year of operations after opening up our shopping malls in Cancun and Merida in the last quarter of 2001 and in Cozumel shortly after that, 2002 taught us many lessons: where we hit the bulls'-eye, what we did wrong and which concepts had to be fine-tuned. Together with the learning curve, our commercial revenue per passenger went up from US$0.86 to US$1.38, a respectable increase of 60.2% that partially offset the decrease in aeronautical revenue.



On the cost side we did not only see the expected increases in operation and maintenance due to terminal building expansion, but also the full year impact of increased insurance and security costs post 9/11. The corporate shock of Enron and similar cases also caused a considerable increase in D&O insurance cost. In all, our operations costs increased by 6.4%.

As a result of all of the above, our operating profit amounted to US$34.0 million, showing a decrease of 10.9 % against the previous year. Although our EBITDA margin also decreased slightly, we still managed to reach 55.6%.

This leads us to the year 2003 which will be important for ASUR: we have to wrap up our first five year Master Development Program (1999-2003) and establish together with the Regulator a new MDP as well as the corresponding maximum tariffs.

We know we are part of a service industry, but we are also a people business: all the progress we have made, all the goals we have reached, all the dreams we are creating with the purpose of fulfilling them, wouldn't be there if it weren't for our loyal staff and personnel. My sincere congratulations and thanks to all and every one of them. The input and guidance of our Strategic Partner should never be underestimated. Their efforts are clearly showing in our organization. Our customers, clients, airlines, handlers, caterers and our passengers in general: without your presence we would not be here. And last but not least, we are here because of and for our investors who have supported us with their continued interest. All these people were necessary during the course of the year 2002 to continue driving ASUR closer to its ultimate goal, which is to become:

"The airports where holidays seem longer and business trips shorter."

FRANTZ J. GUNS
Chief Executive Officer





Operating Achievements

During the past year our mission has focused on continuing a program of modernization and improvement in the nine ASUR airports, since we are maintaining our commitment to become the airport group with the best facilities in the country.

Consequently, we contracted The Louis Berger Group Inc. based in Washington D.C., in order to begin studies relating to the preparation of the Master Development Program and the corresponding quality standards. This program will serve as the basis for projecting the investment necessary to continue expansions and improvements in the nine airports during the 2004-2008 period.

A technical document, prepared in advance by experts in the development of airport plans on a worldwide basis, allows us to quantify the amount of investment to be undertaken during the period in question, and to properly plan how to obtain the resources to carry out the necessary work.

Grupo Aeroportuario del Sureste made investments of US$24.9 million, which were used to fund a wide range of projects throughout our facilities. However, investments were focused principally on remodeling the satellite building and repaving the runway at Cancun airport, as well as remodeling the terminal building at Cozumel airport.


B11-B22
10 minutes from any gat
10 min. d

Technology

The successful application of "Airport in a Box", a sophisticated IT system at Cancun airport, positions ASUR as a leader in information technology and airport operations in the Americas.

In August, the integrated information technology system called "Airport in a Box", which makes airport operations more flexible and efficient, became fully functional in Cancun International Airport. This system, which required an investment of approximately US$10 million, makes ASUR a leader in the Americas in terms of information technology and airport operations.

Through "Airport in a Box", we can assign slots for aircraft operations, gate positions, waiting areas, jetways, Baggage Belts, airport buses and counters; additionally, passengers can be checked in and kept informed at all times of the status of their flights using video monitors and a public address system. The system also allows real-time access to precise information regarding airport operations.

We signed a US$3.8 million contract with SITA, a world leader in integrated information and telecommunications solutions for the air transport industry, to incorporate the airports in Merida, Cozumel, Villahermosa, Veracruz, Oaxaca, Huatulco, Tapachula and Minatitlan into this IT system. We estimate that this process will conclude integrating the nine airports of the group into the "Airport in a Box" system, in July of 2003.

The "Airport in a Box" operations center is in Cancun International Airport. From



Monthly Passenger Traffic

	■ 2002	⊛ 2001
JAN	847,557	983,752
FEB	878,809	978,406
MAR	1,164,657	1,208,706
APR	936,819	1,050,433
MAY	871,089	949,235
JUN	975,865	1,007,041
JUL	1,111,607	1,143,462
AUG	1,050,844	1,045,227
SEP	678,815	641,096
OCT	707,124	669,014
NOV	837,890	748,622
DEC	935,532	815,318
TOT	10,996,608	11,240,312



1,300
1,200
1,100
1,000
900
800
700
600
J
F
M
A
M
J
J
A
S
O
N
D



there, the following elements are managed: the database for airport operations and administration (AODB: Airport Operational Database), the airport information system (FIDS: Flight Information Display System), the automatic programming and assignment system for key aeronautical resources in the airports (RMS: Resource Management System), and the shared equipment usage system (CUTE: Common Use Terminal Equipment) for joint documentation services.

In other areas, during May ASUR came first in the "Best Corporate Governance" and "Best Investor Relations for Initial Public Offering" categories of the annual awards granted by *Investor Relations Magazine*, an international publication specialized in investor relations.

During September the southeast of the country was struck by Hurricane "Isidore", which caused considerable damage in the city of Merida and bordering regions. Operations at this airport were affected by a suspension of commercial aviation activities for 27 hours, which caused the cancellation of 100 flights. The airport property suffered minor physical damages, which were repaired within a period of three weeks. The expenses associated with these repairs were for the most part covered by the airport's insurance.

Conscious of the need to continue investing in the development of the skills of our workers, we continued training programs under which each employee received an average of 119 hours of instruction.

These are just some examples of the steps taken and results obtained in our efforts to establish airport terminals that are at the forefront of developments, and which allow us to provide users with world-class services.





Commercial Achievements

Grupo Aeroportuario del Sureste receives commercial income from the operation of duty-free shops, convenience stores, food and beverage retailers, car rental agencies, airport advertising, banks and exchange bureaux, teleservices, non-permanent ground transportation and parking lots.

Our income from commercial activities increased by 56.5%, from US$10.0 million in 2001 to US$15.7 million in 2002. This growth rate reflects the efforts made to offer services appropriate to our passengers' needs.

An important achievement was negotiating the recovery of various commercial premises from previous leaseholders, and the establishment of operations in these premises with new concessionaires. Indeed, in seven of the nine airports in the group we completed this process, and during 2003 we expect a successful outcome for the airports in Cancun and Oaxaca.

Commercial income was driven by operations in the shopping areas in the airports of Cancun, Merida and Cozumel, which, although inaugurated near the end of 2001, began to represent an important source of income during 2002.

In all the airports, Banamex began operating bank branches, tourist information stands were opened up and new advertising spaces began to be used, which represented a steady source of income for the group.

Operating income from car parking increased by 17.9% in comparison to the previous year, as a result of the fact that we began to participate directly in the parking operations in the airports of Veracruz, Oaxaca, and Villahermosa.

In Cancun airport, Burger King and Domino's Pizza opened for business, as did a Sunglass Island shop specialized in sunglasses. The Cinco Soles crafts



Commercial Revenues per Passenger
DOLLARS
1.5
1.2
0.9
0.6
0.3
0
1.38
0.86
0.87
0.66
'02
'01
'00
'99







shop decided to expand the area that it had started operating with.

In Merida airport the company *Especialistas en Alta Cocina* was granted a concession to operate the Meridien restaurant. Burger King, Bar Hacienda Montejo and Kalhúa Café were opened to the public. Cinco Soles opened a second crafts shop in the same airport, and new concession contracts were signed with car rental agencies.

In Cozumel airport, duty-free shops, a temporary convenience store unit and Grab 'N Go, a food and beverage establishment, began operations.

During this year, we took the necessary steps to make commercial operations at Cancun, Merida and Cozumel airports fully functional, and these activities were adapted to satisfy the specific needs of our passengers. We are also aware that, in addition to the variety and quality of the products and services we offer, a consistent approach to the visual merchandising, decoration and advertising in the establishments is important. Therefore we provide assistance to our concessionaires in the form of marketing campaigns, promotions and staff training intended to increase their sales.

In Veracruz and Tapachula airports, operations in food and beverage establishments commenced, a concession was granted for a delicatessen and a convenience store was inaugurated.


airSHOP

Services

ASUR provides a wide range of services at its airports through twelve duty-free shops, 60 retail stores, 45 food and beverage outlets, 35 car rental units, five bank branches, seven foreign exchange bureaux, twelve ATMs and 356 advertising spaces.

Finally, in Oaxaca and Huatulco airports, negotiations were concluded for the startup of food and beverage establishments, convenience stores and craft shops.

The results of our commercial strategies have confirmed to us that we are doing things right. Nevertheless, although the achievements are notable, our work is not finished. We are getting ever closer to creating facilities that meet the highest international standards, and we continue to work toward this goal. Our intention is for commercial income, which at the present time represents approximately 13.2% of our total earnings, to increase. To that end, we will continue to work with a proactive attitude that allows us to make progress toward meeting the needs of our users.




...enjoy it.

Board of Directors

CHAIRMAN

Kjeld Binger
Executive Vice President, Copenhagen Airports (CPH)

MEMBERS

Aarón Dychter
Under Secretary of Transportation,
Ministry of Communications and Transportation

Ricardo Guajardo
President and General Manager, BBVA Bancomer

Francisco Garza
President, Cemex North America & Trading

Martha Miller
Consultant

Mark Beveridge
Vice President, Templeton Investment Counsel Inc.

David Peñaloza
President, Grupo Tribasa

ALTERNATE MEMBERS

Tomás Aranda
Director of Airport Concessions, Ferrovial

Jean-Pierre Marchand-Arpoumé
President and CEO, Grupo Vinci

Officers

Frantz J. Guns
CEO

Adolfo Castro
CFO

Felisa Pérez
COO

Claudio Góngora
Chief Legal Counsel

Manuel Gutiérrez
Acting COO

OPERATIONS COMMITTEE:

Frantz J. Guns (Chairman)
Francisco Garza
Martha Miller
Samuel Podolsky
President, Instituto Mexicano de Gobernabilidad Corporativa, A.C.
Vincent Pirón
Director of Planning and Development, Grupo Vinci
Fernando Bosque
Concessions Manager, Ferrovial Aeropuertos S.A.

NOMINATIONS AND COMPENSATIONS COMMITTEE:

Martha Miller (Chairwoman)
Samuel Podolsky
Kjeld Binger

AUDIT COMMITTEE:

Ricardo Guajardo (Chairman)
Mark Beveridge
Tomás Aranda

ACQUISITIONS AND CONTRACTS COMMITTEE:

Vincent Pirón (Chairman)
Frantz J. Guns
Adrián Estéve
Consultant

STATUTORY AUDITORS OF ASUR:

Emilio Carrera
Sector Coordinator of Agencies for the Surveillance and Control of Economic Development, Ministry of Administrative Control and Development
Rafael Maya Urosa
PricewaterhouseCoopers's Partner

Financial Results

The financial results of ASUR for the year 2002 reflect uncertainty in the business environment, especially in the tourism industry, and the lack of signs of economic recovery in Mexico and the United States, which translated as a decrease in passenger traffic.

Total income grew marginally in relation to the preceding year as a result of the increase in commercial income, which offset the negative effects of the decrease in income from airport services.

Operating expenses rose by 6.4% as a result of the increase in costs of services, in particular due to the renewal of third-party civil liability insurance, the extension of insurance coverage to include terrorist acts and the opening of new shopping areas at Cancun and Cozumel airports early in the year.

As a result of the foregoing, EBITDA fell by 3.9% and net income decreased by 17.55% in comparison with 2001.

With regard to corporate matters, it was resolved at a Company Shareholders' Meeting to set aside 5% of net profits for 2001, equivalent to US$1.3 million, to increase the legal reserve of the company.

Also, it was resolved to distribute a dividend of Ps. 1.48 per share, of which Ps. 0.45 per share was paid out in the form of an ordinary dividend and Ps. 1.03 per share as an extraordinary dividend, to reach a total amount of US$44.9 million (US$42.5 million nominal).

Investors

In 1998, Grupo Aeroportuario del Sureste became the first airport group in Mexico to be privatized. The group has concessions from the Mexican government to operate, maintain and develop the airports in Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico.

ASUR holds the concession to operate the nine southeastern airports for an initial term of 50 years from November 1, 1998. Said period may be extended for another 50 years provided certain conditions are met.

The company's shares are traded on the Mexican Stock Exchange (BMV: ASUR) and on the New York Stock Exchange (NYSE: ASR). During 2002, the value of ASUR's shares and ADSs decreased by 23.7%, taking the dividend paid in May into account. This figure reflects the conditions in the international aviation industry, as a result of the terrorist attacks in 2001. The results in question are not entirely negative when compared with the decrease of the Dow Jones Transportation Index, NASDAQ Index and S&P 500 Index of (17.2%), (33.5%) and (23.8%), respectively, during the year. The results were obtained during a year in which companies such as United Airlines and US Airways, among others, ended up seeking financial protection under Chapter 11 of the commercial bankruptcy laws in the United States of America.

Passenger traffic for the year as a whole decreased by 2.17%, which was below the estimates of some analysts who predicted decreases of between 3% and 3.5%.

According to our own estimates, the investment required for 2003 will be around US$35.2 million.

Among the risks that the company will be exposed to is the progress of the group's negotiations with the Mexican authorities concerning the 2004-2008 Master Development Program. These negotiations will define both the maximum rates that can be charged and the obligatory investments to be made during the period in question.

Another risk is associated with the possibility of a war against Iraq, which could have considerable effects by interrupting economic recovery in the United States. In addition, in the event of war security concerns would reappear, thus affecting the volume of passenger traffic in our airports.

A lesser risk is that posed by the difficulties of the airline industry in the United States. The situation of some aviation companies has resulted in the implementation of aggressive cost-cutting plans, and in some cases this has led to the suspension of activities on some routes considered to be low priority. In the case of Cancun airport the possibility of any airlines discontinuing flights seems remote, since this is the main point of entry to the Caribbean and the Mayan Riviera. Indeed, in general terms, the tourism travel segment is recovering more rapidly than the business travel segment, which is positive for ASUR since our airports are mostly at destinations visited by tourists.

Corporate Governance

ASUR has adopted modern corporate governance practices to position itself as a leading company in the airport industry in Mexico. The implementation of these practices is intended to ensure transparency in decision-making.

Consequently, the composition of the Board of Directors of the group is 43% independent members and 57% members with ownership interests. This ensures a professional board with a broad strategic vision, for the benefit of the company and its shareholders. The proper, transparent functioning of the company is overseen by committees formed for each function, assuring total professionalism in the decision-making process.

The objective of ASUR will be to continue these corporate governance practices, taking into account the recommendations continuously issued in Mexico and the United States to ensure that the group maintains its position as a leading company in this respect.

Content

Report of Independent Accountants



To the Stockholders of

Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years ended December 31, 2000, 2001 and 2002, which, as described in Note 2, have been prepared in accordance with generally accepted accounting principles in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, the consolidated changes in their stockholders' equity and the consolidated changes in their financial position for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated net income for the years ended December 31, 2000, 2001 and 2002, and the determination of consolidated stockholders' equity as of December 31, 2001 and 2002, to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

Luis Moirón Llosa, C.P.

Mexico, City

February 14, 2003

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries

Consolidated Balance Sheets

As Of December 31, 2001 And 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002)

	2001	**2002**
ASSETS		
Current assets:		
Cash and marketable securities	Ps. 928,876	Ps. 496,827
Trade receivables, net	136,727	166,214
Recoverable taxes and other current assets	63,075	59,706
Total current assets	1,128,678	722,747
Machinery, furniture and equipment, net of accumulated depreciation of Ps. 76,972 and Ps. 117,696, respectively	634,342	858,042
Airport concessions, net of accumulated amortization of Ps. 635,396 and Ps. 847,685, respectively	7,813,807	7,601,518
Rights to use airport facilities, net of accumulated amortization of Ps. 258,513 and Ps. 339,953, respectively	2,182,567	2,101,127
Total assets	Ps. 11,759,394	Ps. 11,283,434
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	Ps. 1,354	Ps. 2,488
Accrued expenses and other payables	83,951	120,327
Total current liabilities	85,305	122,815
Seniority premiums	407	652
Deferred income tax and employees' statutory profit sharing	394,527	388,709
Total liabilities	480,239	512,176
Commitments and contingencies		
Stockholders' equity:		
Capital stock	10,489,386	10,489,386
Legal reserve	25,323	38,681
Reserve for repurchase of stock	45,513	
Retained earnings	718,933	243,191
Total stockholders' equity	11,279,155	10,771,258
Total liabilities and stockholders' equity	Ps. 11,759,394	Ps. 11,283,434

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries

Consolidated Statements of Income

for the years ended December 31, 2000, 2001 and 2002
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002, except per share amounts)

	For the years ended December 31,		
	2000	2001	**2002**
REVENUES:			
Aeronautical services	Ps. 1,091,016	Ps. 1,045,033	Ps. 1,001,380
Non-aeronautical services	188,122	185,593	239,221
Total revenues	1,279,138	1,230,626	1,240,601
OPERATING EXPENSES:			
Cost of services	298,083	304,621	343,922
Technical assistance	57,948	40,256	37,425
Concession fee	63,914	61,522	61,994
General and administrative expenses	111,633	105,269	106,989
Depreciation and amortization	320,584	320,208	335,100
Total operating expenses	852,162	831,876	885,430
Operating income	426,976	398,750	355,171
COMPREHENSIVE FINANCING RESULT:			
Interest income	58,201	83,542	48,242
Interest expense	(17,430)	(1,448)	(1,449)
Exchange losses, net	(3,495)	(5,482)	11,956
Loss from monetary position	(53,069)	(39,730)	(31,579)
Net comprehensive financing (cost) income	(15,793)	36,882	27,170
Income before income taxes, employees' statutory profit sharing and extraordinary items	411,183	435,632	382,341
Provisions for:			
Asset tax			(31,525)
Income tax and employees' statutory profit sharing	(179,901)	(161,402)	(119,989)
Income before extraordinary items	231,282	274,230	230,827
Contract termination fee		(7,071)	(7,008)
Loss on natural disaster			(3,534)
Net income	Ps. 231,282	Ps. 267,159	Ps. 220,285
Earnings per share	Ps. 0.77	Ps. 0.89	Ps. 0.73

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2000, 2001 and 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002)

	Capital stock	Legal reserve	Reserve for repurchase of stock	Retained earnings	Total stockholders' equity
Balance at December 31, 1999	Ps. 10,489,386	Ps. 2,398		Ps. 288,930	Ps. 10,780,714
Transfer to legal reserve		11,547		(11,547)	
Comprehensive income				231,282	231,282
Balance at December 31, 2000	10,489,386	13,945	–	508,665	11,011,996
Transfer to legal reserve		11,378		(11,378)	
Transfer to reserve for repurchase of stock			Ps. 45,513	(45,513)	
Comprehensive income				267,159	267,159
Balance at December 31, 2001	10,489,386	25,323	45,513	718,933	11,279,155
Transfer to legal reserve		13,358		(13,358)	
Cancellation of reserve for repurchase of stock			(45,513)	45,513	
Dividends paid				(469,308)	(469,308)
Income tax paid on dividends				(258,874)	(258,874)
Comprehensive income				220,285	220,285
Balance at December 31, 2002	Ps. 10,489,386	Ps. 38,681	Ps. –	Ps. 243,191	Ps. 10,771,258

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2000, 2001 and 2002

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002)

	For the years ended December 31,		
	2000	2001	**2002**
Operating activities:			
Net income before extraordinaries items	Ps. 231,282	Ps. 274,230	Ps. 230,827
Adjustments to reconcile net income to resources provided by (used in) operating activities:			
Depreciation and amortization	320,584	320,208	335,100
Deferred income tax and employees' statutory profit sharing	179,901	161,402	119,989
Change in deferred income tax resulting from inflation effects on monetary deferred tax balances	11,349		
Other		(1,674)	
Changes in operating assets and liabilities:			
Trade receivables	18,479	(31,452)	(29,487)
Recoverable taxes and other current assets	48,731	(43,747)	3,369
Recoverable asset tax			(124,370)
Trade accounts payable	4,799	(11,286)	1,134
Accrued expenses and other liabilities	(29,251)	13,378	35,184
Resources provided by operating activities before extraordinary items	785,874	681,059	571,746
Contract termination fee		(7,071)	(7,008)
Loss on natural disaster			(3,534)
Resources provided by operating activities	785,874	673,988	561,204
Financing activities:			
Dividends paid			(469,308)
Tax on dividends paid			(258,874)
Notes payable and accrued interest thereon	(326,100)		
Resources used in financing activities	(326,100)		(728,182)
Investing activities:			
Purchase of machinery, furniture and equipment	(233,328)	(362,914)	(265,071)
Resources used in investing activities	(233,328)	(362,914)	(265,071)
Increase (decrease) in cash and marketable securities	226,446	311,074	(432,049)
Cash and marketable securities, beginning of period	391,356	617,802	928,876
Cash and marketable securities, end of period	Ps. 617,802	Ps. 928,876	Ps. 496,827

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Financial Statements

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2002, except per share and share amounts)

1. Formation and Description of Business

Grupo Aeroportuario del Sureste, S. A. de C. V. ("ASUR"), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the "Company".

The Company was formed as part of the Mexican government's plans to open the Mexican airport system to investment under a two-stage program. Under guidelines issued by the Ministry of Communications and Transportation, 35 of Mexico's 58 principal public airports were selected for the program and divided into four groups: the Southeast group (consisting of the Company's nine airports), the Mexico City group (currently consisting of one airport), the Pacific group (consisting of 12 airports) and the Central-North group (consisting of 13 airports). In the first stage of the program, an investor for each airport group would be selected through a series of public bidding processes. The investor would be awarded an equity interest in the airport group and the right and obligation to enter into several agreements, including an agreement to provide certain technical assistance, on terms established during the public bidding process. In the second stage of the program all or a portion of the remaining equity interest in each airport group would be offered for sale to the public.

In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 10,416,953 (December 31, 2002 pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 7). The cost of the airport concessions was determined by the Mexican government with reference to the price paid by Inversiones y Tecnicas Aeroportuarias, S. A. de C. V. ("ITA") for its investment in ASUR (see below). Beginning November 1, 1998, the Company is also required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions. Payments against the concession fees are made every two months.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to ITA, pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares (see Note 7) representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. ITA is a consortium consisting of Copenhagen Airports A/S (25.5%), Triturados Basálticos y Derivados, S. A. de C. V. (25.5%), Groupe Vinci S. A. (24.5%) and Cintra Concesiones de Infraestructura de Transporte, S.A. (24.5%). In 2002, Cintra Concesiones de Infraestructura de Transporte, S. A. transferred its 24.5% ownership in ITA to Ferrovial Aeropuertos, S. L. ITA's Series "BB" shares provide it with certain rights including the right to elect two members of the Company's board of directors and veto rights with respect to certain corporate actions. The technical assistance agreement provides ITA with certain rights including the right to appoint and remove the Company's chief executive officer and half of its most senior members of management.

On October 3, 2000, the Mexican government sold 18,539,350 Series "B" shares and 20,319,978 American Depositary Shares, each of which represents ten Series "B" shares, of the Company's common stock to public investors. Subsequent to this sale, the Mexican government's direct interest in the Company was approximately [illegible]1%. The Company's Series "B" shares and American Depositary Shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, respectively.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a) Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated subsidiaries of the Company are:

Subsidiary	Ownership interest
Aeropuerto de Cancún, S. A. de C. V.	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial7 Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

- The statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The financial statements of the Company for the years ended December 31, 2000 and 2001 have been restated for comparability purposes to December 31, 2002 purchasing power, by applying the restatement factors of 1.1040 and 1.0570, respectively.
- The statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

The methodology for the restatement of the individual financial statement items is as follows:

Restatement of non-monetary assets:

Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.

The rights to use the airport facilities, net and the airport concessions, net were recorded based on the allocation of the purchase cost of the airport concessions and the acquisition cost of the rights of Cancun Air, Dicas and Aeropremier to the assets and liabilities acquired (see Notes 2(e), 5, and 6) and are restated using Mexican CPI factors. Amortization expense is computed on the restated carrying values of the rights to use the airport facilities and the airport concessions.

Restatement of stockholders' equity:

The restatement of the Company's capital stock, contributed capital, legal reserve, reserve for the repurchase of stock and retained earnings is determined by applying Mexican CPI factors from the dates on which capital was contributed and earnings were generated and reflects the amounts necessary to maintain the stockholders' investment at the purchasing power of the original amounts.

Loss from monetary position:

Loss from monetary position represents the inflationary effect, measured by the Mexican CPI, on the monetary assets and liabilities.

c) Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities expected to be held less than one year. As of December 31, 2001 and 2002, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d) Machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. The useful lives of the Company's machinery, furniture and equipment is as follows:

	Years
Improvements to concessioned assets	50 and 10
Machinery and equipment	10
Office furniture and equipment	10
Computer equipment	3
Automotive equipment	4
Other	various

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

e) Rights to use airport facilities, environmental liabilities and airport concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon termination of the Company's concessions, these assets, including any improvements made during the term of the concessions automatically revert to the Mexican nation.

The acquisition cost of the nine airport concessions of Ps.10,416,953 (December 31, 2002 pesos) was allocated to the rights to use the airport facilities (Ps.2,386,102) and to certain environmental liabilities assumed (Ps.12,726) with the excess acquisition cost recorded as airport concessions (Ps.8,043,577). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities (see Note 13).

The acquisition cost of the rights acquired from Cancun Air, Dicas and Aeropremier of Ps. 460,604 was allocated to the rights to use the airport facilities (Ps.54,978) with the excess acquisition cost recorded as airport concessions (Ps.405,626). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser.

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

f) **Review of the book value of long - lived assets**

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2001 and 2002, the recoverable value exceeds the net book value.

g) **Seniority premiums**

Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Statement D-3, "Labor Obligations", issued by the MIPA.

h) **Revenue recognition**

Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.

Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft's maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.

Through June 30, 1999, non-aeronautical services revenues includes access fees earned from Cancun Air, Dicas and Aeropremier, the former operators of the satellite and charter air terminal and certain other facilities at Cancun International Airport and the operation of the cargo terminal and other facilities at Merida International Airport. Beginning July 1, 1999, the Company does not receive access fees from these businesses, but recognizes aeronautical and non-aeronautical revenues from directly operating these facilities.

Terminal space is leased through operating leases with either fixed monthly rental fees or fees based on the greater of a minimum monthly fee or a specified percentage of the lessee's monthly revenues. Access fees and other services revenues are recognized as services are provided.

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines a complementary service providers. Complementary Services consist primarily of ramp and handling service catering, maintenance and repair and related activities that provide support to air carriers. Revenues from acce fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks. The following table presents the Company's revenues for the years ended December 31, 2000, 2001 and 2002, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Year ended December 31,		
	2000	2001	**2002**
Regulated services:			
Airport services	Ps. 1,164,818	Ps. 1,117,991	Ps. 1,068,737
Non-regulated services:			
Airport services:			
Access fees from non-permanent ground transportation	14,972	3,144	2,251
Car parking lots and related access fees	8,899	12,906	15,229
Other access fees	1,039	949	1,748
Complementary services	953		
Commercial services	84,186	88,519	146,184
Other services	4,271	7,117	6,452
Total non-regulated services	114,320	112,635	171,864
	Ps. 1,279,138	Ps. 1,230,626	Ps. 1,240,601

Effective May 1, 1999, the Ministry of Communications and Transportation established rate regulations for the Company's airports governing the maximum prices that may be charged for certain services. The regulations were incorporated within the terms of each of the Company's airport concessions. The regulations specify a maximum rate, which is the maximum amount of revenue that the concession holder may earn each year from regulated sources of revenue at each airport for each "work load unit" that it processes. A work load unit is equivalent to one passenger or 100 kilograms of cargo. The fee charged for an individual service generally is not subject to price regulation. The regulations establish the annual maximum rate for each airport from May 1, 1999 through December 31, 2003. Under the terms of the airport concessions, revenues from Airport Services (which include access fees earned from providers of Complementary Services) are regulated. A significant portion of the Company's revenues are regulated, including all revenues from Airport Services, except for revenues from automobile parking and certain ground transportation providers.

Beginning 2004 each airport's maximum rate will be determined by the Ministry of Communications and Transportation based on projections of work load units, operating expenses and pre-tax earnings from services subject to price regulation, capital expenditures, reference amounts established in the concessions and a discount rate to be determined by the Ministry of Communications and Transportation. The projections are to be derived from each airport's approved Master Development Plan for five-year periods. Once determined, each airport's maximum rates may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) or if a special adjustment event has occurred. In determining the maximum rates for 1999 through 2003, the Ministry of Communications and Transportation set the rates to include a 1% efficiency factor reduction (in real terms) each year.

The Company intends to charge prices for regulated services at each airport so as to be as close as possible to that airport's maximum rates. Prices are based on management's projections and estimates of passenger and cargo traffic volume and other variables. These projections and estimates may differ from an airport's actual results of operations, which may cause the Company to exceed the maximum rate at an airport. To avoid exceeding the maximum rates at year end, the Company may be required to take actions, including reducing prices during the latter part of the year or discounts to customers.

In the event that revenues subject to price regulation per work load unit in any year exceed the applicable maximum rate, the maximum rate for the following year may be decreased to compensate airport users for overpayment in the previous year and the Ministry of Communications and Transportation may also assess penalties against the concession holder. If the Company exceeds an airport's maximum rate three times, the concession for that airport may be terminated by the Ministry of Communications and Transportation.

On February 18, 2000, the Ministry of Communications and Transportation issued an official communication stating that it had finalized its review of the Company's compliance with the maximum rates for 1999. In this communication, the Ministry of Communications and Transportation found that, through no fault of the Company, certain variables and information initially used to determine the maximum rates was not properly reflected in the rate regulations. In a subsequent official communication dated February 28, 2000, the Ministry of Communications and Transportation, pursuant to the Mexican Airport Law and its regulations, amended the maximum rates of the Company's subsidiary concession holders from 2000 to 2003 to properly reflect these variables and information.

During the years ended December 31, 2001 and 2002, the Company issued credits to select customers of certain airports in order to comply with the maximum rates established by the Ministry of Communications and Transportation applicable to each airport. The Company received an official communication from the Ministry of Communications and Transportation indicating compliance with the maximum rates at each airport for the years ended December 31, 2001 during 2002 and expects to receive an official communication indicating compliance with the maximum rates at each airport for the years ended December 31, 2002 during 2003.

i) Transactions in foreign currency and exchange rate differences

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

j) Deferred income tax, employees' statutory profit sharing and tax on dividends

Deferred income tax is recorded using the full-scope method of assets and liabilities, which consist of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

Deferred employees' statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees'statutory profit sharing.

eferred income tax and employees' statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

Tax on dividends is recorded against retained earnings in accordance with Circular 35 issued by the MIPA.

k) Comprehensive income

As of January 1, 2001 Bulletin B-4 "Comprehensive Income", became effective. This bulletin requires that the various item-making up the capital gains (losses) during the year be shown in the statements of stockholders' equity under the heading of Comprehensive Income (loss). In the case of the Company, there is no difference between net income for the year and comprehensive income and is reported as comprehensive income in the income statements as well as the statements of stockholders' equity.

l) Earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see Note 7). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2000, 2001 and 2002. Options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 2000, 2001 and 2002 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

m) Concentrations

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 40% and 48% of trade receivables as of December 31, 2001 and 2002, respectively, were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government.

In addition, a significant portion of revenues is generated from services provided to a small number of customers. Approximately 29%, 30% and 27% of total revenues for the years ended December 31, 2000, 2001 and 2002, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra. Further, approximately 70%, 70% and 70% of revenues during the years ended December 31, 2000, 2001 and 2002, respectively, were generated from operations at the Cancún International Airport.

n) Recently issued accounting standards:

In November 2001, the MIPA issued revised Bulletin C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilites" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, the Bulletin establishes guidelines for the recognition of liabilities and derecognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceeds the company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. The adoption of Bulletin C-9 on January 1, 2003, is not expected to have an impact on the Company's financial statements.

In December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs could be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. The adoption of Bulletin C-8 on January 1, 2003, is not expected to have an impact on the Company's financial statements.

In 2002, the MIPA issued Statement C-15 "Impairment of Long-Lived Assets and Their Disposal" ("Statement C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides guidance for presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Statement C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that the adoption of Statement C-15 will have on the consolidated financial statements.

3. Trade receivables, net

As of December 31, 2001 and 2002, trade receivables, net consist of the following:

	December 31,	
	2001	**2002**
Trade receivables	Ps. 143,063	Ps. 172,129
Less: allowance for doubtful accounts	(6,336)	(5,915)
	Ps. 136,727	Ps. 166,214

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

		December 31,	
	2000	2001	**2002**
Balance at the beginning of the period	(Ps. 819)	(Ps. 6,616)	(Ps. 6,336)
Increase in the allowance	(5,866)		
Write-offs			79
Effects of inflation	69	280	342
Balance at the end of the period	(Ps. 6,616)	(Ps. 6,336)	(Ps. 5,915)

4. Machinery, furniture and equipment

As of December 31, 2001 and 2002, machinery, furniture and equipment, net consists of the following:

	December 31,	
	2001	**2002**
Machinery and equipment	Ps. 40,284	Ps. 39,713
Office furniture and equipment	38,311	42,812
Automotive equipment	72,040	77,165
Improvements to concessioned assets (a)	367,923	623,682
Construction in progress and other	192,756	192,366
Total	711,314	975,738
Less: accumulated depreciation	(76,972)	(117,696)
	Ps. 634,342	Ps. 858,042

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was Ps.26,852, Ps.26,479 and Ps.41,371, respectively.

(a) Improvements to concessioned assets as of December 31, 2001 and 2002 were comprised of the following:

	December 31,	
	2001	**2002**
Buildings Ps.	156,562	Ps 282,629
Air side	161,012	202,925
Land side	12,918	60,670
Technical installations	31,604	54,654
Machinery and equipment		6,719
Security equipment	2,973	9,067
Others	2,854	7,018
	Ps. 367,923	Ps. 623,682

5. Airport concessions

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps.10,416,953 (December 31, 2002 pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

		Estimated useful life (years)
Acquisition cost	Ps. 10,416,953	
Allocated to:		
Rights to use airport facilities:		
Runways, taxiways, aprons	Ps. 1,296,906	47-49
Buildings	419,485	24-50
Other infrastructure	108,556	5-31
Land	561,155	50
	2,386,102	
Environmental liabilities	(12,726)	
Airport concessions	8,043,577	50
Total	Ps. 10,416,953	

Total amortization expense for the years ended December 31, 2000, 2001 and 2002 was Ps.241,665, Ps.241,665, and Ps.241,665, respectively.

Each of the Company's airport concessions contain the following basic terms and conditions:

- The concession holder has the right to administer, operate, maintain and use the airport facilities and undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan. The concession holder was required to submit, for approval, its Master Development Plan to the Ministry of Communications and Transportation by September 30, 1999, and is required to update the plan every five years. Each concession requires the Company to make minimum levels of investments at each airport through 2003 (see Note 13).
- The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations and is subject to statutory oversight by the Ministry of Communications and Transportation .
- The concession holder must pay a concession fee (currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions) as required by applicable law.
- The concession holder assumes the rights and obligations of the Mexican Airport and Auxiliary Services Agency under contracts with third parties relating to its airport. Each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss that may be suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holders' breach of its obligations under an assigned agreement.
- Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.
- The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.
- The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 of the Airport Law or for the reasons specified in Article 26 of the Airport Law and in the concession. Violations of certain terms of a concession can result in the immediate termination of a concession. Violations of other terms of a concession can result in the termination only if the relevant term has been violated at least three times. The terms of the concessions provide that all of the concessions may be revoked if any one of the nine concessions is revoked.
- The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

6. Other rights acquired

Effective June 30, 1999, the Company acquired the rights of Cancun Air and Dicas to provide certain services at Cancún International Airport, the rights of Aeropremier to provide certain services at Mérida International Airport and certain related machinery, furniture and equipment for cash and promissory notes of approximately US$39.6 million. Previously, the Mexican Airport and Auxiliary Services Agency granted Cancun Air the right to construct, operate, maintain and develop the charter air terminal and certain auxiliary facilities at Cancun International Airport through December 19, 2006, for which Cancun Air was required to pay the Mexican Airport and Auxiliary Services Agency fees equal to 12% of the charter air terminal's passenger charges through December 31, 2001 and 13% of Cancun Air's total revenues from the charter air terminal and certain auxiliary facilities from January 1, 2002 through December 19, 2006.

The Mexican Airport and Auxiliary Services Agency also granted Dicas the right to construct, maintain and collect the revenues from the commercial activities and passenger walkway charges generated by the satellite wing of the main terminal building at the Cancun International Airport through 2010. Under the terms of the agreement, Dicas would pay the Mexican Airport and Auxiliary Services Agency a percentage of its passenger walkway fees and a percentage of its profits in excess of a specified rate of return.

In December 1991, the Mexican Airport and Auxiliary Services Agency granted Aeropremier the right to construct and operate a general aviation terminal, a first class lounge, a tourism office and other commercial areas at Merida International Airport. The access fees earned from Aeropremier were not material.

In accordance with the terms of the concessions for Cancun International Airport and Merida International Airport, on November 1, 1998, the Company assumed the rights and obligations of the Mexican Airport and Auxiliary Services Agency under the above agreements.

Effective with the acquisition of the rights of Cancun Air, Dicas and Aeropremier, the Company assumed the rights and obligations of Cancun Air, Dicas and Aeropremier under their agreements with third parties.

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

		Estimated useful life (years)
Acquisition cost	Ps. 460,604	
allocated to:		
Rights to use:		
Buildings	Ps. 48,038	27-50
Other infrastructure	6,940	12-17
	54,978	
Airport concessions	405,626	7.5-11
Total	Ps. 460,604	

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2000, 2001 and 2002 was Ps. 52,064, Ps. 52,064 and Ps. 52,064, respectively.

7. Stockholders' equity

ASUR, a corporation with variable capital, was incorporated on April 1, 1998, through the issuance of 1,000,000 Class I Series "A" common shares representing the fixed capital stock. In December 1998, the Company issued three series of Class II variable capital stock comprised of 3,960,310,815 Series "A" shares, 2,640,873,876 Series "B" shares and 1,165,091,416 Series "BB" shares in exchange for the cancellation of the aggregate liabilities of Ps. 10,487,475 (Ps. 7,766,276 nominal) incurred in connection with the acquisition of the airport concessions and machinery, furniture and equipment from the Mexican government. For accounting purposes, the capitalization and share issuance has been given effect as of November 1, 1998.

On October 12, 1999, the Company's stockholders: 1) authorized the issuance of 6,602,184,691 fixed capital Class I Series B shares in exchange for the 1,000,000 fixed capital Class I Series "A" shares, the 3,960,310,815 variable capital Class II Series "A" shares and the 2,640,873,876 variable capital Class II Series "B" shares then outstanding; 2) authorized the issuance of 1,165,091,416 fixed capital Class I Series "BB" shares for the 1,165,091,416 variable capital Class II Series "BB" shares; and 3) declared a one for 25.89092035667 reverse stock split effective as of such date. The share exchange results in the reclassification of all of the Company's variable capital stock to fixed capital stock. The reverse split adjusted number of shares outstanding as of December 31, 1999 and 2000 is 255,000,000 Class I Series "B" shares and 45,000,000 Class I Series "BB" shares. Basic and diluted earnings per share amounts have been adjusted retroactively to give effect to the one for 25.89092035667 reverse stock split.

As of December 31, 2001 and 2002, capital stock was restated as follows:

	Nominal value	Restatement	Restated value
Capital stock:			
Fixed	Ps. 7,767,276	Ps. 2,722,110	Ps. 10,489,386

Each of ASUR and its subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2001 and 2002, the consolidated reserve fund balance was Ps25,323 and Ps.38,681, respectively.

At the April 27, 2001 general stockholders' meeting, the shareholders agreed to apply 20% of net income generated in 2000 to establish a reserve within stockholders' equity for the repurchase of shares amounting to Ps.45,513 (Ps.41,016 nominal).

At the April 25, 2002 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps.469,308 (Ps.444,000 (nominal), or Ps.1.48 (nominal) per share), thus giving rise to an income tax of Ps.258,874 (Ps.244,907 nominal), since they were not from the After-tax Earnings Account (See Note 10).

At the December 25, 2002 general stockholders' meeting, the shareholders agreed to reverse the repurchase of shares reserve amounting to Ps 45,513, against retained earnings.

Stock Options

In connection with the sale of the 15% equity interest in the Company to ITA, the Company issued to ITA options to purchase newly issued Series "B" shares representing 2%, 2% and 1% of total shares outstanding at the time of each exercise, determined on a fully diluted basis, from the Company during three exercise periods provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. The exercise periods and the percentage of equity that can be acquired are as shown as follow:

Exercise periods	Percentage of then outstanding capital stock each determined on a fully diluted basis
December 18, 2001 to December 18, 2003	2%
December 18, 2002 to December 18, 2004	2%
December 18, 2003 to December 18, 2005	1%

The exercise price of the options will equal US$2.64559301 on a split adjusted basis per share, plus a premium of 5% per annum, starting from the grant date (December 18, 1998). If for any reason the number of shares representing the capital stock are modified without an increase or decrease to the capital stock, as in the case of a stock split, the exercise price will be modified proportionally. In addition the exercise price will be adjusted for any cash dividends paid. ITA is entitled to exercise all the options immediately if: i) any other stockholder or group of related stockholders acquires at least 35% of ASUR's capital stock; ii) a merger is approved which dilutes the holdings of ASUR's stockholders by more than 35%, or iii) the price per share of ASUR's Series "B" shares is at least US$5.29118603 on a split adjusted basis.

ITA is authorized to transfer or assign its options to any of its stockholders or their related companies prior to the start of the first exercise period. After the first exercise period, ITA or any holder of the options is entitled to transfer its options to any party that is entitled to be a stockholder of a concession holder under the Airport Law.

Dividends

See Note 10.

8. Rentals under operating leases

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2002 including minimum secured commercial lease agreements per passenger:

Period ending December 31:	
2003	Ps. 195,925
2004	227,466
2005	242,727
2006	259,178
2007	275,788
Thereafter	1,242,493
	Ps. 2,443,577

9. Foreign currency balances and transactions

The foreign currency position of monetary items at December 31, 2001 and 2002, were as follows:

	Foreign currency amounts (thousands)	Period end exchange rate	Mexican pesos (thousands)
December 31, 2001			
Assets:			
Cash and marketable securities	US$ 29,141	Ps. 9.169	Ps. 267,194
Prepaids	3,336	9.169	30,583
Liabilities:			
Accrued expenses and other payables	2,196	9.169	20,135

	Foreign currency amounts (thousands)	Period end exchange rate	Mexican pesos (thousands)
December 31, 2002			
Assets:			
Cash and marketable securities	US$ 1,342	Ps. 10.439	Ps. 14,010
Prepaids	3,685	10.439	38,469
Deposits	104	10.439	1,086
Liabilities:			
Accrued expenses and other payables	377	10.439	3,936

The principal foreign currency transactions during the year ended December 31, 2000, 2001 and 2002, were as follows:

	Foreign currency amounts (thousands)	Period end exchange rate	Mexican pesos (thousands)
Year ended December 31, 2000			
Income statement:			
Technical assistance fees and related costs	US$ 5,000	Ps. 9.933	Ps. 49,665
Interest expense	1,390	9,878	13,731
Professional services expenses	788	9.836	7,751
Other	111	9.892	1,098

	Foreign currency amounts (thousands)	Period end exchange rate	Mexican pesos (thousands)
Year ended December 31, 2001			
Income statement:			
Technical assistance fees and			
Related costs	US$ 3,319	Ps. 9.323	Ps. 30,944
Professional services expenses	404	9.460	3,822
Other	1,340	9.323	12,493
Year ended December 31, 2002			
Income statement:			
Technical assistance fees and			
Related costs	US$ 3,234	Ps. 10.043	Ps. 32,481
Professional services expenses	487	9.762	4,754
Other	1,027	9.820	10,084

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2001 and 2002 was Ps.9.1695 and Ps.10.3125, per US dollar, respectively. The exchange rate was Ps.10.9832 per US dollar on February 14, 2003.

10. Income tax, asset tax and employees' statutory profit sharing

The Company does not currently prepare a consolidated tax return.

Under current Mexican Income Tax Law, ASUR and its subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. The Company's subsidiaries are exempt from the asset tax through 2001, since they commenced operations in 1998. In 2002, the Company incurred Ps.155,895 in asset taxes of which Ps.31,525 was directly charged to income for the year, since there was no certainty of its recoverability in the future. The remaining asset taxes is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years, and may be restated by applying factors derived from the NCPI.

Employees' statutory profit sharing in Mexico is determined for each subsidiary, rather than on a consolidated basis. Under Mexican law, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 2000, 2001 and 2002 are as follows:

	For the years ended December 31,		
	2000	2001	**2002**
Income tax deferred	(Ps. 140,168)	(Ps. 161,402)	(Ps. 118,499)
Employees' statutory profit sharing:			
Deferred	(39,733)		(1,490)
Provision for income tax and employees' statutory profit sharing	(Ps. 179,901)	(Ps. 161,402)	(Ps. 119,989)

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 2000, 2001 and 2002:

	For the years ended December 31,		
	2000	2001	**2002**
Tax at statutory rate	(35%)	(35%)	(35%)
Change in tax rate			
Non-deductible items and other permanent differences	2%	(1%)	(1%)
Increase in valuation allowance	(1%)	(1%)	(7%)
Change in income tax rate			12%
Provision for income taxes	(34%)	(37%)	(31%)

Under the amendments to the Income Tax Law in effect beginning January 1, 2002, the income tax rate will be 35% in 2002 and will be gradually reduced by 1% a year beginning in 2003 until it reaches 32% in 2005. As a result of the tax rate reduction, the Company reduced its deferred tax liability by Ps.44,817 with a corresponding credit to income.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2001 and 2002, are as follows:

	December 31,	
	2001	**2002**
Deferred income tax		
Deferred tax assets:		
Tax loss carryforwards	Ps. 297,391	Ps. 371,283
Other	11,720	7,412
Valuation allowance	(12,731)	(37,516)
	296,380	341,179
Deferred tax liabilities:		
Airport concessions and rights to use airport facilities	(652,726)	(813,961)
Other	(121)	(2,801)
	(652,847)	(816,762)
Net deferred tax liabilities before recoverable asset tax	(356,467)	(475,583)
Recoverable asset tax, net of valuation allowance of Ps.31,525	-	124,370
Net deferred tax liabilities	(Ps 356,467)	(Ps 351,213)
Deferred employees' statutory profit sharing:		
Net deferred employees' statutory profit sharing liabilities recognized in respect of all the non recurring temporary differences generated during the period, between the tax and the book basis	(Ps. 38,060)	(Ps. 37,496)
Net deferred income tax and employees' statutory profit sharing liabilities	(Ps. 394,527)	(Ps. 388,709)

Based on the weight of available evidence as of December 31, 2001 and 2002, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2001 and 2002, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

The change in deferred income tax assets (liabilities) for the years ended December 31, 2000, 2001 and 2002 were as follows:

	For the years ended December 31,		
	2000	2001	**2002**
Beginning balance	(Ps. 43,548)	(Ps. 195,065)	(Ps. 356,467)
Deferred income tax expense	(140,168)	(161,402)	(119,989)
Change in deferred income taxes resulting from inflation effects on monetary deferred tax balances	(11,349)	-	873
Deferred asset tax balance	-	-	124,370
Ending balance	(Ps. 195,065)	(Ps. 356,467)	(Ps. 351,213)

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to

10%. Prior to 2002, tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. Beginning in 2002, tax losses incurred may be amortized over the following ten years. As of December 31, 2001 and 2002, the Company had tax loss carryforwards of approximately Ps.849,689 and Ps.1,160,259, respectively.

Dividends paid from retained earnings are exempt from income tax provided they arise from the After-tax Earnings Account, and any excess is subject to 34% on the result of multiplying dividends paid by the factor of 1.5152. The respective tax is payable by the Company and may be credited against income tax for the same year in which the dividends are paid, or against income tax of the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, the amount exceeding capital contributions, restated as provided in the Income Tax Law, is accorded the same tax treatment as dividends, as required by the Income Tax Law. Through December 31, 2002, the Company has generated minimal after tax earnings.

Substantially all of the Company's consolidated retained earnings were generated by its subsidiaries. Retained earnings may be distributed to the Company's shareholders to the extent the Company's subsidiaries have distributed earnings to ASUR.

11. Technical assistance agreement

In connection with the sale of the Series "BB" shares to ITA, ASUR entered into a technical assistance agreement with ITA in which ITA and its stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a stockholder's resolution. ITA began providing assistance under the agreement on April 19, 1999.

Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company's earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with Mexican GAAP. For the years 1999, 2000, 2001, 2002 and 2003 and thereafter the fixed fee is equal to US$5 million, US$5 million, US$3 million, US$3 million and US$2 million, respectively. Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

ITA's Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

12. Related party transactions

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps.8,527, Ps.6,882 and Ps.2,718 for the years ended December 31, 2000, 2001 and 2002, respectively.

During the years ended December 31, 2000, 2001 and 2002, the Company recorded expenses of Ps.47,452, Ps.53,696 and Ps.53,562, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, the Company granted construction contracts for the Cancún, Mérida, Cozumel and Oaxaca airports totaling Ps.64,771 and Ps.14,471, respectively, to Triturados Basálticos y Derivados, S. A. de C. V., a shareholder of ITA. As of December 31, 2000, the Company had advance payments of Ps.2,771 related to these construction projects. These construction projects were concluded during the years ended December 31, 2000 and 2001.

Also, see Notes 2(m), 7 and 11 for disclosures concerning certain other transactions with related parties.

13. Commitments and contingencies

a) In December 2001, the Company entered into a new 12 month operating lease for monthly payments of US$28,993. In September 2002, the Company entered in to a 12 month operating lease for monthly payments of US$29,460.

Rental expense was approximately Ps. 5,822, Ps. 3,508 and Ps.3,527 for the years ended December 31, 2000, 2001 and 2002, respectively.

b) On September 30, 1999, the Company submitted its Master Development Plans for each of the nine airports to the Ministry of Communications and Transportation for approval. These plans were approved by the Ministry of Communications and Transportation on July 28, 2000. Based on the Master Development Plans ("MDP"), the Company has committed to make aggregate improvements of Ps.1,079,190 from 1999 to 2003 as follows:

Period	Amount
May 1, 1999 to December 31, 2000	Ps. 553,748
2001	262,708
2002	187,105
2003	75,629
Total	Ps. 1,079,190

Pursuant to the approval of the Company's investment programs, the Ministry of Communications and Transportation authorized the Company to complete by December 31, 2000 any projects which were required to have been completed prior to December 31, 1999 under the terms of the concessions.

On November 30, 2000, the Ministry of Communications and Transportation issued a communication informing the Company that it considers the investment program for the years 1999-2000 to have been complied with, in view of the fact that the Company signed agreements for 100% of the aggregate improvement amounts required during the periods. At the meeting held on October 26, 2001 with Aeronáutica Civil ("DGAC") and ASUR, it was agreed that in 2001, the Ministry of Communications and Transportation will evaluate compliance of MDP based on the contracted investment. In subsequent years, the annual review of compliance with MDP will be made by the verification of the contracted investments and by the development and conclusion of the investments engaged in previous years. The approved investment programs replace the expenditure requirements of the Company's concessions.

The DGAC filed a lawsuit against Aeropuerto de Cancún, S. A. de C. V. for supposed failure to comply with the 2001 investment plan. The Company addressed all inquiries by the authorities in time and form and submitted evidence supporting the fact that there has been no such failure to comply with the plan. No resolution has been issued to date.

As of December 31, 2001 and 2002, the Company has capital expenditure commitments under the Master Development Plans of Ps.123,626 and Ps130,818, respectively for contracted investments.

c) The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment. Under these laws, regulations have been issued concerning water and air pollution, environmental impact studies, noise control and hazardous wastes. The Ministry of the Environment, Natural Resources and Fishing can bring administrative, civil and criminal proceedings against companies that violate environmental laws and has the power to close non-complying facilities.

d) On June 30, 1999, the Company obtained the rights to operate the businesses of Cancun Air, Dicas and Aeropremier through the early termination of their agreements with the Company. Under Mexican tax law, the Company could be interpreted to be the successor to these businesses and thus could be jointly and severally liable for any tax contingencies relating to periods prior to June 30, 1999, up to the value of these businesses and until five years following the date the liability initially should have occurred. The Company is not able to determine the likelihood of any potential tax liability. The Company is entitled to indemnification from the prior operators of these businesses in the event that the Company is held responsible for any such tax liability.

e) Claims have been asserted against the Company by the municipalities of Cancún, Cozumel, Merida, Minatitlán, Villahermosa and Veracruz for the payment of property taxes in respect of the land comprising the airports in those communities. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed. Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

f) On January 23, 2002, the Company was informed by Mexican judicial authorities that Mexicana, Aeromexico and Aerolitoral, three Mexican-based airlines controlled by Cintra, and Aeromar have initiated a lawsuit against the Ministry of Communications and Transportation requesting that the registration of specific tariffs filed by the Company in the second quarter of 2001 with effect from June 1, 2001 be declared void. The new tariff rates include certain increases from the old tariff rates for inflation as provided for by the rate regulations, and are the Company's first rate increases since the rate regulations went into effect. The lawsuit against the Ministry of Communications and Transportation alleges that certain procedural and other violations were made by the Ministry of Communications and Transportation during the establishment of the airport rate regulations. As a result of the lawsuit, the four airlines have been making payments to the Company based on the old tariff rates. As of December 31, 2001 and 2002, the Company has outstanding receivables of approximately Ps.9,000 and Ps.3,600, respectively, that are subject to the dispute. As of the date of the financial statements, management is unable to determine the likely outcome of the lawsuit as the lawsuit has been filed against the Ministry of Communications and Transportation.

g) On March 12, 2002, the Company was informed by the Ministry of Finance and Public Credit of claims for the payment of employees' statutory profit sharing for the year ended December 31, 1999 of approximately Ps. 20.6 million (nominal figures) to employees of the Cancún Airport. Management believes that there is no legal basis for these claims and the Company management filed an appeal against said resolution, but no reply has been received yet.

14. Segment information

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. ("Servicios"), the Company's wholly-owned subsidiary which employs certain of the Company's employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments including Cancún International Airport ("Cancun"), Cozumel Airport ("Cozumel"), Mérida International Airport ("Merida") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR's investment in its subsidiaries) have been aggregated and included as "Other". The elimination of ASUR's investment in its subsidiaries is included in the consolidation adjustments column.

Year ended December 31, 2000	Cancun	Cozumel	Merida	Servicios	Other	Consolidation adjustments	Total
Total revenues	Ps. 899,701	Ps. 61,267	Ps. 96,643	Ps.165,107	Ps.221,527	(Ps.65,107)	Ps.1,279,138
Operating income (loss)	409,661	5,048	9,760	(6,313)	175,143	(166,323)	426,976
Total assets	7,313,004	628,282	934,866	43,680	13,426,202	(11,015,711)	11,330,323
Capital expenditures	109,673	27,665	33,777	194	62,019		233,328
Depreciation and amortization	199,706	16,335	27,088	2,588	74,867		320,584

Year ended December 31, 2001	Cancun	Cozumel	Merida	Servicios	Other	Consolidation adjustments	Total
Total revenues	Ps. 864,569	Ps. 59,499	Ps. 95,769	Ps.140,333	Ps.210,789	(Ps.140,333)	Ps.1,230,626
Operating income (loss)	384,236	8,472	14,535	(876)	133,592	(141,209)	398,750
Total assets	7,734,967	647,400	952,535	28,247	13,769,692	(11,373,447)	11,759,394
Capital expenditures	215,080	40,537	31,060	726	75,511		362,914
Depreciation and amortization	200,218	16,670	26,591	2,589	74,140		320,208

Year ended December 31, 2002	Cancun	Cozumel	Merida	Servicios	Other	Consolidation adjustments	Total
Total revenues	Ps. 896,225	Ps. 49,439	Ps.93,966	Ps.163,722	Ps.200,971	(Ps.163,722)	Ps.1,240,601
Operating income (loss)	381,287	(4,702)	8,195	3,701	130,411	(163,722)	355,170
Total assets	7,386,007	681,610	915,716	41,207	13,201,256	(10,942,362)	11,283,434
Capital expenditures	155,799	46,385	20,930	1,994	39,963		265,071
Depreciation and amortization	209,081	15,855	26,887	2,560	80,717		335,100

The accounting policies of the reportable segments are the same as those described in Note 2.

15. Differences between Mexican GAAP and US GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America ("US GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared in accordance with US GAAP are presented on a historical cost basis. The reconciliation does not include the reversal of adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

	For the years ended December 31,		
	2000	2001	**2002**
Reconciliation of net income:			
Net income as reported under Mexican GAAP	Ps. 231,282	Ps. 267,159	Ps. 220,285
US GAAP adjustments:			
Amortization of airport concessions	160,892	160,892	160,892
Amortization of rights to use airport facilities	25,769	25,681	21,330
Depreciation of machinery, furniture and equipment	1,826	4,972	5,389
Deferred technical assistance fees	(27,145)	(26,745)	(14,746)
Deferred employees' statutory profit sharing	(19,818)	(62,593)	(93,168)
Deferred income taxes, net of inflation effects	(56,920)	(57,678)	(386,961)
Tax on dividends			(258,874)
Total US GAAP adjustments	84,604	44,529	(566,138)
Net income (loss) under US GAAP	Ps. 315,886	Ps. 311,688	(Ps. 345,853)
Basic and diluted earnings per share	Ps. 1.05	Ps. 1.04	(Ps. 1.15)

	As of December 31,	
	2001	**2002**
Reconciliation of stockholders' equity:		
Total stockholders' equity reported under Mexican GAAP	Ps. 11,279,155	Ps. 10,771,258
US GAAP adjustments:		
Airport concessions	(7,534,387)	(7,373,495)
Rights to use airport facilities	(474,561)	(453,231)
Machinery, furniture and equipment	(9,644)	(4,255)
Deferred technical assistance fees	19,253	4,507
Deferred employees' statutory profit sharing	733,653	640,485
Deferred income taxes	2,785,129	2,398,168
Total US GAAP adjustments	(4,480,557)	(4,787,821)
Total stockholders' equity under US GAAP	Ps. 6,798,598	Ps. 5,983,437

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 1999	Ps. 6,171,024
Net income	315,886
Balance at December 31, 2000	6,486,910
Net income	311,688
Balance at December 31, 2001	6,798,598
Net income	(345,853)
Dividends paid	(469,308)
Balance at December 31, 2002	Ps. 5,983,437

The following tables on present the condensed balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2001 and 2002, and for the years ended December 31, 2000, 2001 and 2002.

	As of December 31,	
	2001	**2002**
Assets		
Current assets:		
Cash and cash equivalents	Ps. 588,219	Ps. 439,739
Other current assets	541,892	283,008
Total current assets	1,130,111	722,747
Deferred technical assistance fee	19,253	4,507
Machinery, furniture and equipment - net	624,693	853,787
Airport concessions - net	278,645	229,401
Rights to use airport facilities - net	1,707,257	1,647,897
Deferred employees' statutory profit sharing	695,594	600,937
Deferred income taxes	2,428,720	2,047,629
Total assets	Ps. 6,884,273	Ps. 6,106,905
Liabilities and Stockholders' Equity		
Seniority premiums	Ps. 407	Ps. 652
Other current liabilities	85,268	122,816
Total liabilities	85,675	123,468
Capital	5,727,957	5,727,957
Legal reserve	25,323	38,681
Stock repurchase reserve	45,513	-
Retained earnings	999,805	216,799
Total stockholders' equity	6,798,598	5,983,437
Total liabilities and stockholders' equity	Ps. 6,884,273	Ps. 6,106,905

	For the years ended December 31,		
	2000	2001	**2002**
Net revenues	Ps. 1,279,138	Ps. 1,230,626	Ps. 1,240,601
Cost of services	(357,630)	(374,287)	(449,123)
General and administrative expenses	(138,777)	(132,014)	(121,735)
Depreciation and amortization	(132,093)	(128,661)	(147,489)
Other expenses	(121,872)	(101,778)	(99,418)
Operating expenses	(750,362)	(736,740)	(817,765)
Operating income	528,766	493,886	422,836
Net comprehensive financing (cost) income	(4,443)	36,882	27,170
Income tax expense	(208,437)	(219,080)	(795,859)
Net income (expense)	Ps. 315,886	Ps. 311,688	(Ps. 345,853)

Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.

Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

Airport concessions, rights to use airport facilities and environmental liabilities

Under Mexican GAAP, the acquisition cost of the airport concessions was allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of a new agreement with the environmental authorities.

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value (Ps.1,731,101 and Ps.22,572, respectively, at November 1, 1998) and no value was assigned to the airport concessions.

Machinery, furniture and equipment

Under Mexican GAAP, the value assigned to the machinery, furniture and equipment acquired from the Mexican government was equal to the purchase cost. The purchase cost was fully paid through the issuance of shares in the Company.

Under US GAAP, the value assigned to the machinery, furniture and equipment was equal to the historical cost of the assets as recorded by the predecessor.

Deferred technical assistance fee

Under Mexican GAAP, the fair value of stock based compensation is not recognized in the financial statements.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") requires that all transactions with non-employees in which goods or services are received for the issuance of equity instruments must be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

As disclosed in Note 7, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable. The estimated fair value of the options was Ps.101,200 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. During the years ended December 31, 2000, 2001 and 2002, the Company recognized additional compensation expense of Ps.27,145, Ps.26,745 and Ps.14,746, respectively.

Under US GAAP, in the event the stock options are exercised prior to the date they become exercisable, the unamortized deferred technical assistance fee associated with those options would be recognized immediately as part of operating income.

Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. Under US GAAP, the Company has chosen to reflect the change in net deferred income taxes during the period resulting from inflation as a component of income tax (expense) benefit.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2000, 2001 and 2002, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the deferred technical assistance fee, the machinery, furniture and equipment and the difference in presenting the effects of inflation.

For US GAAP purposes, the transfer of the airport concessions to ASUR's subsidiaries generated an aggregate net deferred tax asset of Ps. 2,911,322, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred tax asset was recorded as a contribution to stockholders' equity.

The components of income tax expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2000, 2001 and 2002 are as follows:

	For the years ended December 31,		
	2000	2001	**2002**
Asset tax	Ps. -	Ps. -	(Ps. 31,525)
Tax on dividends	-	-	(258,874)
Deferred	(208,437)	(219,080)	(505,460)
Income tax expense	(Ps. 208,437)	(Ps. 219,080)	(Ps. 795,859)

As a result of the tax rate reduction, the Company reduced its deferred tax asset by Ps.193,494 with a corresponding charge to income.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2001 and 2002 are as follows:

	December 31,	
	2001	**2002**
Deferred tax assets:		
Airport concessions, rights to use airport facilities		
and machinery furniture and equipment	Ps. 2,154,281	Ps. 1,692,910
Tax loss carryforwards	297,389	371,283
Recoverable asset tax	-	155,894
Recoverable tax on dividends	-	258,874
Other	11,142	4,215
Valuation allowance	(27,354)	(434,105)
	2,435,458	2,049,071
Deferred tax liabilities:		
Deferred technical assistance fees	(6,738)	(1,442)
Net deferred income tax assets	Ps. 2,428,720	Ps. 2,047,629

Based on the weight of available evidence as of December 31, 2001 and 2002, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2001 and 2002, that more likely than not will not be realized. In 2002, the Company recognized valuation allowances for the deferred tax assets generated by the Huatulco and Tapachula airports as well as it subsidiaries Servicios Aeroportuarios del Sureste, S. A. de C. V. and Grupo Aeroportuario del Sureste, S. A. de C. V. In addition, the Company recognized valuation allowances for the asset tax and tax on dividends for the amounts estimated that will not be realized.

Employees' Statutory Profit Sharing

As stated in Note 10, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

Under Mexican GAAP, Bulletin D-4 requires the recognition of employees' statutory profit sharing for all nonrecurring temporary differences generated during the period. Bulletin D-4, did not permit the recognition of deferred assets or liabilities for temporary differences generated before Bulletin D-4 became effective.

Under US GAAP, employees' statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, employees' statutory profit sharing is recognized in respect of all temporary differences in the period in which the asset or liability arose. In addition, under US GAAP the benefit or expense recognized during the period is recorded in operating earnings.

For US GAAP purposes, the Company recognized a deferred employees' statutory profit sharing asset of Ps. 856,271, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred employees' statutory profit sharing asset was recorded as a contribution to stockholders' equity.

The components of employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2000, 2001 and 2002 are as follows:

	For the years ended December 31,		
	2000	2001	**2002**
Deferred	(Ps. 59,549)	(Ps. 62,593)	(Ps. 94,657)
	(Ps. 59,549)	(Ps. 62,593)	(Ps. 94,657)

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2001 and 2002 are as follows:

	December 31,	
	2001	**2002**
Deferred assets:		
Airport concessions, rights to use airport facilities and machinery, furniture and equipment	Ps. 615,509	Ps. 528,953
Tax loss carryforwards	84,968	116,026
Other	4,858	1,317
Valuation allowance	(7,815)	(44,908)
	697,520	601,388
Deferred liabilities:		
Deferred technical assistance fees	(1,926)	(451)
Net deferred employees' statutory profit sharing assets	Ps. 695,594	Ps. 600,937

Tax on dividends

Under Mexican GAAP, tax on dividends is recorded as a reduction of retained earnings. Under US GAAP, tax on dividends is recorded as a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years.

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), for US GAAP purposes. SFAS 130 establishes rules for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income, such as unrealized holding gains and foreign currency translation adjustments, be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of this statement has not resulted in any adjustment to US GAAP reported income.

Contract termination fee and loss on natural disaster

Under Mexican GAAP, the contract termination fee and loss on natural disaster were charged against the results of operations as an extraordinary item. Under US GAAP, the contract termination fee would be considered an operating expense. The contract termination fee and loss on natural disaster have been reclassified as an operating expense in the USGAAP condensed income statement.

Concentrations

As of December 31, 2001 and 2002, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

Supplemental Cash Flow Information

Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items. Presented below are statements of cash flows of the Company for the years ended December 31, 2000, 2001 and

2002, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2002, purchasing power.

	For the years ended December 31,		
	2000	2001	**2002**
Operating activities:			
Net income (loss) under US GAAP	Ps. 315,886	Ps. 311,688	(Ps. 345,853)
Adjustments to reconcile net income to cash flows provided by operating activities:			
Loss from monetary position	41,720	39,730	31,579
Asset tax, tax on dividends and deferred income taxes	208,437	219,080	639,964
Deferred employees' statutory profit sharing	59,549	62,593	94,657
Depreciation and amortization	132,093	128,661	147,489
Other expenses	33,010	26,745	14,746
Changes in operating assets and liabilities:			
Trade receivables	2,443	(35,890)	(36,861)
Recoverable taxes and other current assets	43,013	(44,622)	1,332
Trade accounts payable	5,444	(10,754)	1,207
Accrued expenses and other payables	(20,945)	16,350	41,219
Cash flows provided by operating activities	820,650	713,581	589,479
Investing activities:			
Short-term investments	244,069	(340,646)	265,191
Purchase of other rights and machinery furniture and equipment	(233,328)	(362,914)	(265,071)
Cash flows provided by (used in) investing activities	10,741	(703,560)	120
Financing activities:			
Repayment of notes payable	(326,100)	–	–
Payment of dividends	–	–	(469,308)
Payment of tax on dividends	–	–	(258,874)
Cash flows used in financing activities	(326,100)	–	(728,182)
Effects of inflation on cash and cash equivalents	(34,779)	(39,599)	(9,897)
Increase (decrease) in cash and cash equivalents	470,512	(29,578)	(148,480)
Cash and cash equivalents at beginning of period	147,285	617,797	588,219
Cash and cash equivalents at end of period	Ps. 617,797	Ps. 588,219	Ps. 439,739
Interest paid	Ps. 14,767	Ps. –	Ps. –

Recently Issued Accounting Standards

In 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 140") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respects of business combinations. The adoption of SFAS1 did not have a material impact on the consolidated financial statements.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal year beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statement.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairnment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" ("SFAS 145"), SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64,

"Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations –Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management does not expect the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS 123" ("SFAS 148"). SFAS 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS 148 is intended to encourage companies to adopt the accounting provisions of SFAS 123, "Accounting for Stock-Based Compensation" SFAS 148 provides three transition methods for companies who choose to adopt the provisions of SFAS 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS 148 mandates certain new disclosures. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS 148 will have on the consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN

46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.

Item 5. Operating and Financial Review & Prospects

Content

Item 5. Operating and Financial Review and Prospects

The following discussion is derived from our financial statements, which are presented in Item 18 of this Form 20-F. This discussion does not include all of the information included in these financial statements. You should read these financial statements to gain a better understanding of our business and our historical results of operations and those of our predecessor.

Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 15 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Changes Resulting from Opening of Mexican Airport Sector to Private Investment

Prior to November 1, 1998, the Mexican Airport and Auxiliary Services Agency operated our nine airports as part of a single network that included substantially all of Mexico's principal airports. On November 1, 1998, the operations of our nine airports were transferred to us, although the Mexican Airport and Auxiliary Services Agency continued to manage our airports through April 19, 1999 under a management services agreement. During the transition from management of our business by our predecessor to our management, our business experienced several significant changes which affected the combined results of operations of our nine airports.

First, prior to November 1, 1998, our predecessor recorded depreciation expense for the infrastructure assets related to our nine airports. We began operating the nine southeast region airports on November 1, 1998 pursuant to concessions held by our subsidiaries. Under the terms of these concessions, our subsidiaries are entitled to operate, maintain and develop our nine airports, although the infrastructure relating to these airports continues to be owned by the Mexican nation. We have allocated the costs incurred to acquire our concessions to the rights to use airport facilities, based on the results of an independent appraisal, and to certain environmental liabilities assumed. The excess cost was allocated to airport concessions. Note 2(e) to our financial statements provides a more detailed discussion of this allocation. Beginning November 1, 1998, we began amortizing our investment in the nine concessions for financial reporting purposes on a straight-line basis over the initial fifty-year term of the concessions. The amount allocated to the rights to use the airport facilities is being amortized over the remaining estimated useful lives of the assets.

Second, the Mexican Airport and Auxiliary Services Agency was required to pay the Mexican government a usage fee. This fee was assessed at an annual rate of 5.8% of each airport's consolidated assets at period-end. This fee ceased to apply to the nine southeast region airports upon their transfer to us on November 1, 1998. Beginning November 1, 1998, we became subject to the Mexican Federal Duties Law, which requires each of our subsidiary concession holders to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession.

Third, the Mexican Airport and Auxiliary Services Agency was not required to pay income taxes, while we and each of our subsidiaries are subject to the tax regime applicable to Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 35% for 1999 through 2002, 34% for 2003, 33% for 2004 and 32% thereafter) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries)). To the extent a company is required to pay the asset tax in any year, the portion of that tax that exceeds the company's income tax liability may be credited against the company's income tax liability in subsequent years. We are amortizing our investment in our concessions for tax purposes at rates ranging from 6% to 10%. We expect this accelerated depreciation to allow us to reduce our current income tax and employee statutory profit sharing payments. We will continue to record a deferred tax provision in our financial statements with respect to these amounts. Mexican companies are generally exempt from the asset tax during the first three full fiscal years following the commencement of operations (which in our case occurred on November 1, 1998). Accordingly, we were exempt from the asset tax until December 31, 2001. In 2002, we and each of our subsidiaries were subject to Ps.155.9 million in asset taxes. On January 1, 2000, we became subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees, other than its chief executive officer.

Fourth, beginning April 19, 1999 our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. This fee is explained in Item 4. Information on the Company—Business Overview—Investment by ITA.

Passenger Traffic Volume and Composition

To date, a substantial majority of the revenues generated from our nine airports have been earned from aeronautical services. For example, in 2001 and 2002, 84.9% and 80.7%, respectively, of our revenues were derived from aeronautical services and 15.1% and 19.3%, respectively, of our revenues were derived from non-aeronautical services. Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In 2001 and 2002, passenger charges represented 73.9% and 73.9%, respectively, of our aeronautical revenues and 62.7% and 59.6%, respectively, of our consolidated revenues. Passenger charges in the past have represented at least half of the total revenues earned at our nine airports. Thus, the principal factor affecting our results of operations is the number of passengers using our airports.

In recent years, the aggregate passenger traffic volume in all of our airports has been roughly equally divided between domestic and international passengers. In each of 2001 and 2002, for example, approximately 59.0% and 58.3%, respectively, of the passengers using our airports were international and the remaining 41.0% and 41.7%, respectively, were domestic. During 2001 and 2002, 40.0% and 37.4%, of our total revenues were derived from passenger charges collected from international passengers.

Of the international passengers traveling through our airports, a majority historically have traveled on flights originating in or departing to the United States. In 2001 and 2002, for example, approximately 40.4% and 40.4%, respectively, of the total passengers and approximately 68.4% and 69.2%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic conditions, particularly trends affecting leisure travel and consumer spending. Many of these factors affecting the passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

Passenger Traffic Following September 11, 2001

The terrorist attacks on the United States on September 11, 2001 have had a severe adverse impact on the global air transport industry. At our airports, air passenger traffic has decreased substantially following the attacks. The following chart reflects the impact of the decrease in passenger traffic after September 11 on an airport-by-airport basis as compared to prior periods.

Passenger Traffic [1]

(In thousands of passengers, except percentages)

	September		%	October-December		%	January-December		%
	2000	2001	change	2000	2001	change	2000	2001	change
Cancun	494.4	414.6	(16.1)	1,670.0	1,450.6	(13.1)	7,640.0	7,718.0	1.0
Merida	62.9	57.5	(8.6)	225.2	206.9	(8.1)	919.4	849.6	(7.6)
Cozumel	30.9	22.0	(28.8)	107.4	83.8	(22.0)	565.2	445.9	(21.1)
Villahermosa	42.9	39.5	(7.9)	136.4	126.5	(7.3)	533.2	499.1	(6.4)
Oaxaca	32.0	29.7	(7.1)	117.1	107.4	(8.3)	440.1	433.2	(1.6)
Veracruz	38.9	36.8	(5.4)	126.2	117.7	(6.7)	503.5	479.6	(4.7)
Huatulco	17.4	15.8	(9.2)	77.7	63.6	(18.1)	317.3	268.4	(15.4)
Tapachula	16.3	14.3	(12.3)	51.3	44.5	(13.2)	190.4	176.8	(7.1)
Minatitlan	12.4	10.7	(13.7)	36.4	32.0	(12.1)	131.2	126.0	(4.0)
Total	**748.1**	**640.9**	**(14.3)**	**2,547.7**	**2,233.0**	**(12.4)**	**11,240.3**	**10,996.6**	**(2.2)**

(1) Passenger figures exclude transit and general aviation passengers.

Classification of Revenues and Price Regulation

For financial reporting purposes, we classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Our revenues from aeronautical services are earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are earned from the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.

On May 1, 1999, revenues from our airports became subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated. In 2001 and 2002, approximately 90.8% and 86.1%, respectively, of our total revenues and approximately 39.3% and 28.2%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. We cannot determine the portion of our predecessor's revenues that would have been regulated had the current price regulation system applied to our predecessor, because the Mexican Airport and Auxiliary Services Agency did not record its revenues in a manner that would permit classification according to the current regulatory system. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

The following table sets forth our revenues for the years ended December 31, 1999, 2000, 2001 and 2002, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,							
	1999		2000		2001		**2002**	
	(thousands of pesos, except percentages)							
	Amount	Percent	Amount	Percent	Amount	Percent	**Amount**	**Percent**
Regulated Revenues:								
Airport Services [1]	Ps. 987,492	92.6%	Ps. 1,164,818	91.1%	Ps. 1,117,991	90.8%	Ps. 1,068,737	86.1%
Non-regulated Revenues:								
Access fees from non-permanent ground transportation	16,545	1.6%	14,972	1.1%	12,906	1.0%	15,229	1.2%
Car parking and related access fees	2,447	0.2%	8,899	0.7%	3,144	0.3%	2,251	0.2%
Other fees	482	0.0%	1,039	0.1%	949	0.1%	1,748	0.1%
Complementary Services [1]	442	0.0%	953	0.1%	0	0.0%	0	0.0%
Commercial Services	58,309	5.5%	84,186	6.6%	88,519	7.2%	146,184	11.8%
Other Services	1,003	0.1%	4,271	0.3%	7,117	0.6%	6,452	0.5%
Total	**Ps. 1,066,720**	**100.0%**	**Ps. 1,279,138**	**100.0%**	**Ps. 1,230,626**	**100.0%**	**Ps. 1,240,601**	**100.0%**

Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.

Acquisition of Businesses

Prior to June 30, 1999, four businesses in two of our airports were operated by third parties under long-term leases. On June 30, 1999, we acquired the right to operate directly three of these businesses. A description of these acquired businesses is presented under "Item 4. Information on the Company—Acquisition of Businesses." The fourth of these businesses continues to be operated by a third party. This business is described in "Item 4. Information on the Company—Business Overview—Our Airports—Merida International Airport."

Prior to June 30, 1999, access fees from these four businesses, which we recorded as non-aeronautical revenues, were the sole revenues that we earned from these businesses. The most important access fees for these businesses consisted of a fee equal to 12% of passenger charges from passengers departing through the charter terminal of Cancun International Airport. As a result of the acquisitions, effective July 1, 1999 we ceased to record access fee revenues, and began directly earning aeronautical and non-aeronautical revenues (principally passenger charges and revenue from the leasing of commercial space), from the three acquired businesses.

Effects of Devaluation and Inflation

The following table sets forth, for the periods presented:

- the percentage that the Mexican peso devalued or appreciated against the U.S. dollar,
- the Mexican inflation rate,
- the U.S. inflation rate, and
- the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,		
	2000	2001	**2002**
Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar [1]	0.61%	(4.2)%	13.8%
Mexican inflation rate [2]	8.9%	4.4%	5.7%
U.S. inflation rate [3]	3.4%	1.6%	2.0%
Change in Mexican gross domestic product [4]	6.9%	(0.3)%	0.9%

(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by Banco de Mexico, the Mexican Central Bank, at the end of each period, which were as follows: Ps.9.5143 per U.S. dollar as of December 31, 1999, Ps.9.5722 per U.S. dollar as of December 31, 2000, Ps.9.1695 per U.S. dollar as of December 31, 2001 and Ps. 10.4393 per U.S. dollar as of December 31, 2002.

(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 308.9 in 1999, 336.6 in 2000, and 351.4 in 2001 and 371.4 in 2002.

(3) As reported by the U.S. Department of Labor, Bureau of Statistics.

(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI).

The general condition of the Mexican economy, the devaluation of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

- *Depreciation and amortization expense*—We restate our non-monetary Mexican and foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense.
- *Passenger charges*—Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the devaluation rate for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

- *Comprehensive financing cost*—As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange and gains or losses from monetary position.
- *Maximum rates*—Our international passenger tariffs are denominated in U.S. dollars, but paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 30 to 60 days following the date of each flight. We intend to charge prices that are as close as possible to our maximum chargeable rates. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a devaluation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports which could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Revenues from Aeronautical Services and Non-aeronautical Services

The following table sets forth our revenues from aeronautical services and non-aeronautical services for the periods presented.

	Revenues		
	Year Ended December 31,		
	2000	2001	**2002**
	(millions of pesos)		
Aeronautical Services:			
Passenger charges	Ps 825.6	Ps. 772.0	Ps. 740.0
Landing charges	104.2	104.6	100.5
Aircraft parking charges	124.7	130.1	119.6
Airport security charges	15.4	16.0	16.4
Passenger walkway charges	21.1	22.3	24.9
Total	1,091.0	1,045.0	1,001.4
Non-aeronautical Services:			
Leasing of space	84.2	98.9	81.2
Access fees from catering	17.1	14.9	10.6
Access fees from ground transport	17.7	20.9	22.8
Other access fees	52.0	41.6	115.7
Other	17.1	9.3	8.9
Total	188.1	185.6	239.2
Total Revenues:	**Ps. 1,279.1**	**Ps. 1,230.6**	**Ps. 1,240.6**

Operating Results by Airport

The following table sets forth our results of operations for the periods presented.

	Year Ended December 31,		
	2000	2001	**2002**
	Airport Operating Results (millions of pesos)		
Cancun:			
Revenues:			
Aeronautical services	Ps. 766.8	Ps. 737.6	Ps. 727.9
Non-aeronautical services	133.0	126.9	168.3
Total revenues	899.8	864.5	896.2
Operating income	409.6	384.2	381.3
Merida:			
Revenues:			
Aeronautical services	78.2	77.7	70.8
Non-aeronautical services	18.4	18.1	23.2
Total revenues	96.6	95.8	94.0
Operating (loss) income	9.7	14.5	8.2
Cozumel:			
Revenues:			
Aeronautical services	52.0	48.8	37.4
Non-aeronautical services	9.3	10.7	12.0
Total revenues	61.3	59.5	49.4
Operating (loss) income	5.1	8.5	(4.7)
Other: [(1)]			
Revenues:			
Aeronautical services	194.1	180.9	165.3
Non-aeronautical services	27.4	29.9	35.7
Total revenues	221.5	210.8	201.0
Operating (loss) income	2.6	(8.5)	(29.6)
Total:			
Revenues:			
Aeronautical services	1,091.0	1,045.0	1,001.4
Non-aeronautical services	188.1	185.6	239.2
Total revenues	1,279.1	1,230.6	1,240.6
Operating (loss) income	427.0	398.7	355.2

(1) Reflects the results of operations of Servicios Aeroportuarios del Sureste, S.A. de C.V. (our administrative services subsidiary), our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco, Villahermosa and Tapachula and consolidation adjustments.

Summary Historical Results of Operations

The following table sets forth our consolidated results of operations for the periods presented.

	Consolidated Operating Results		
	Year Ended December 31,		
	2000	2001	**2002**
	(thousands of pesos)		
Revenues:			
Aeronautical services	Ps. 1,091,016	Ps. 1,045,033	Ps. 1,001,380
Non-aeronautical services	188,122	185,593	239,221
Total revenues	1,279,138	1,230,626	1,240,601
Operating Expenses:			
Cost of services	(298,083)	(304,621)	(343,922)
General and administrative expenses	(111,633)	(105,269)	(106,989)
Technical assistance (1)	(57,948)	(40,256)	(37,425)
Concession fee (2)	(63,914)	(61,522)	(61,994)
Depreciation and amortization	(320,584)	(320,208)	(335,100)
Total operating expenses	(852,162)	(831,876)	(885,430)
Operating income	426,976	398,750	355,171
Comprehensive Financing Cost:			
Interest income, net	40,771	82,094	46,793
Exchange gains (losses), net	(3,495)	(5,482)	11,956
Loss from monetary position	(53,069)	(39,730)	(31,579)
Net comprehensive financing (cost) income	(15,793)	36,882	27,170
Income before income taxes and employees' statutory profit sharing	411,183	435,632	382,341
Benefit from (provision for) income taxes and employees' statutory profit sharing	(179,901)	(161,402)	(151,514)
Extraordinary item	0	(7,071)	(10,542)
Net income	231,282	267,159	220,285
Other Operating Data (Unaudited):			
Operating margin (4)	33.4%	32.4%	28.6%
Net margin (5)	18.1%	21.7%	17.8%

(1) Beginning April 19,1999, we are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "Business—Investment by ITA" under Item 4.

(2) Beginning November 1, 1998, each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(3) Consists of operating income divided by total revenues.

(4) Consists of net income divided by total revenues.

Results of Operations for the Year ended December 31, 2002 Compared to the Year ended December 31, 2001

Revenues

Total revenues for 2002 were Ps.1,240.6 million, 0.8% higher than the Ps.1,230.6 million recorded in 2001. The increase in total revenues resulted primarily from an increase in commercial revenues resulting from the opening of new, improved commercial spaces at the Cancun, Merida and Cozumel airports in the last quarter of 2002, partially offset by a decrease in revenues from aeronautical services resulting from a decrease in operations and international passenger traffic following the events of September 11, 2001.

Our revenues from aeronautical services, net of rebates, decreased 4.2% to Ps.1,001.4 million in 2002 from Ps.1,045.0 million in 2001, primarily as a result of a decrease in operations and international passenger traffic. Revenues from passenger charges decreased 4.1% to Ps. 740.0 million in 2002 (73.9% of our aeronautical revenues during the period) from Ps.772.0 million in 2001 (73.9% of our aeronautical revenues during the period). Other sources of aeronautical revenues were substantially the same in both periods.

Revenues from non-aeronautical services increased 28.9% to Ps. 239.2 million in 2002 from Ps.185.6 million in 2001, principally due to the opening of new, improved commercial spaces at the Cancun, Merida and Cozumel airports in the last quarter of 2002.

Our revenues from regulated sources of revenues in 2002 were Ps.1,068.7 million, a 4.4% decrease compared to Ps.1,118.0 million in 2001, mainly reflecting the decrease in passenger traffic volume described above. During 2002, Ps.171.9 million of our revenues were from non-regulated sources of revenues, 52.6% more than the Ps.112.7 million of revenues from non-regulated sources of revenues in 2001.

Operating Expenses and Operating Income

Total operating expenses were Ps.885.4 million in 2002, a 6.4% increase from the Ps. 831.9 million recorded as operating expenses in 2001. As a percentage of total revenues, operating expenses increased to 71.4% of total revenues in 2002 from 67.6% of total revenues in 2001. The increase in total operating expenses resulted primarily from an increase in the cost of services, which was partially offset by a decline in technical assistance fees for the period.

Cost of services increased 12.9% to Ps.343.9 million in 2002 from Ps.304.6 million in 2001. The increase was principally due to the cost of renewing third party civil liability insurance and acquiring additional coverage against terrorist acts. Additionally, the cost of services for the year was impacted by increases in maintenance and energy costs, as new commercial areas opened in the fourth quarter of 2002.

General and administrative expenses increased 1.6% to Ps.107.0 million in 2002 from Ps.105.3 million in 2001. This increase was primarily attributable to a wage increase granted to non-unionized employees during the second quarter of 2002.

Technical assistance fees paid by ASUR decreased by 7.0% to Ps.37.4 million in 2002 from Ps. 40.3 million in 2001 and concession fees paid by ASUR increased by 0.8% to Ps. 62.0 million in 2002 from Ps. 61.5 million in 2001. Technical assistance fees decreased in 2002 because these fees are based on operating results, which decreased by 3.9%. Under the technical assistance agreement, ITA provides management and consulting services and transfers industry "know-how" and technology to ASUR in exchange for a technical assistance fee. This agreement is more fully described in "Related Party Transactions." Technical assistance fees are calculated by the greater of a fixed dollar amount or 5% of ASUR's annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee). The fixed dollar amount decreases during the agreement's initial five years. For further explanation of the calculation of the technical assistance fees and its minimum annual level, see Item 4. "Information on the Company—Business Overview—Investment by ITA." The increase in concession fees is principally due to the year-to-date increase in overall revenues. Under the Mexican Federal Duties Law, each of our subsidiary concession holders is required to pay the Mexican government a concession fee based on its gross annual revenues from the use of public domain assets pursuant to the terms of its concession. Currently, this concession fee is set at a rate of 5% and may be revised annually by the Mexican Congress.

Depreciation and amortization costs increased by 4.6% to Ps. 335.1 million in 2002 from Ps.320.2 million in 2001. This increase was principally due to additional depreciation of new commercial space at our three largest airports during the fourth quarter of 2002.

Operating income decreased 10.9% to Ps.355.2 million in 2002 from Ps.398.7 million in 2001. This decrease in operating income was primarily a result of increases in costs and expenses for the year, as discussed above.

Operating income in Cancun International Airport decreased by 0.7% to Ps. 381.3 million in 2002 from Ps.384.2 million in 2001. Operating income in each of our eight other airports declined 170.0% to Ps. (17.8) million in 2002 from Ps. 25.4 million in 2001. During 2002, revenues and passenger traffic volume in those eight airports decreased 5.9% and 8.9%, respectively, from 2001. We believe that the lack of income growth resulted from a decline in domestic and international passenger traffic due to the events of September 11, 2001 in the United States. Cozumel airport was hit the hardest by the decline in international traffic due to a decrease in North American tourists who represent the great majority of travelers to this resort island. In addition, domestic passenger traffic to Cozumel airport was impacted by the suspension of flights to Cozumel by Aeroferinco, a Mexican airline. We cannot predict whether these trends are likely to continue in the future.

Comprehensive Financing Result

Net comprehensive financing income decreased 26.5% to Ps.27.2 million in 2002 as compared to Ps.36.9 million in 2001, primarily due to a decrease in net interest income from a lower cash balance in 2002 due to dividends paid in the second quarter of 2002.

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

Provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) decreased by 6.1% to Ps.151.5 million in 2002 to a Ps.161.4 million provision in 2001, primarily due to the tax rate reduction for future periods effective January 1, 2002. In 2002, we were subject to an asset tax of Ps.155.9 million, of which Ps. 31.5 million was expensed and Ps. 124.4 million was capitalized as a recoverable asset tax.

Net Income

Net income decreased 17.5% from Ps.267.2 million in 2001 to Ps.220.3 million in 2002, principally as a result of an increase in operating expenses.

Results of Operations for the Year ended December 31, 2001 Compared to the Year ended December 31, 2000

Revenues

Total revenues for 2001 were Ps.1,230.6 million, 3.9% less than the Ps.1,279.1 million recorded in 2000. This decrease in total revenues resulted primarily from a 4.2% decrease in revenues from aeronautical services in 2001 as compared to 2000, which principally reflected the decline in passenger traffic following September 11, 2001. To a lesser extent, the decrease in total revenues reflected the impact of a 1.3% decrease in non-aeronautical revenues over the same period.

Our revenues from aeronautical services, net of rebates, decreased 4.2% from Ps.1,091.0 million in 2000 to Ps.1,045.0 million in 2001, primarily as a result of decreased revenues from passenger charges. Revenues from passenger charges decreased 6.5% from Ps.825.6 million in 2000 (75.7% of our aeronautical revenues during the period) to Ps.772.0 million in 2001 (73.9 % of our aeronautical revenues during the period). The decrease in aeronautical revenues was partially offset by higher revenues from aircraft parking charges, which increased from Ps.124.7 million during 2000 to Ps.130.1 million during 2001, principally as a result of longer airplane parking periods, which was offset by the decrease in air traffic volume. Other sources of aeronautical revenues were substantially the same in both periods.

Revenues from non-aeronautical services decreased 1.3% from Ps.188.1 million in 2000 to Ps. 185.6 million in 2001, mostly due to a decline in other access fees.

Our revenues from regulated sources of revenues in 2001 were Ps.1,118.0 million, as compared to Ps.1,164.8 million in 2000, mainly reflecting the decrease in passenger traffic volume described above. During 2001, Ps.112.6 million of our revenues were from non-regulated sources of revenues, 1.5% less than the Ps.114.3 million of revenues from non-regulated sources of revenues in 2000.

Operating Expenses and Operating Income

Total operating expenses were Ps.831.9 million in 2001, a 2.4% decrease from the Ps.852.2 million recorded as operating expenses in 2000. As a percentage of total revenues, operating expenses increased from 66.6% of total revenues in 2000 to 67.6% of total revenues in 2001. The decrease in total operating expenses in absolute terms principally resulted from concession fees and general administrative expenses, which more than offset an increase in cost of services.

Cost of services increased 2.2% from Ps.298.1 million in 2000 to Ps.304.6 million in 2001. The increase principally reflected higher expenses related to security services in 2001, as these services are now rendered by external personnel. The increase was partially offset by a 17.4% year-over-year decline in personnel costs.

General and administrative expenses decreased from Ps.111.6 million in 2000 to Ps.105.3 million in 2001. This decrease was primarily attributable to the outsourcing of security services discussed above.

Technical assistance fees decreased by 30.5% and concession fees decreased by 3.7% from 2000 to 2001. The decrease in concession fees is principally due to lower revenues in 2001. The decrease in technical assistance fees was mainly due to the scheduled reduction in the minimum fixed dollar amount of the fee in 2001, as compared to 2000. Because of this decrease, technical assistance fees in 2001 were based on operating results. For further explanation of the calculation of the technical assistance fees and its minimum annual level, see Item 4. "Information on the Company—Business Overview—Investment by ITA."

Depreciation and amortization costs were substantially the same in 2001 as they were in 2000, at Ps.320.5 million.

Operating income decreased 6.6% from Ps.427.0 million in 2000 to Ps.398.7 million in 2001. This decrease in operating income was primarily a result of the 3.8% decrease in revenue from 2000 to 2001, which more than offset the 2.4% decrease in total operating expenses during the same period.

Operating income in Cancun International Airport decreased by 6.2% during 2001 as compared to 2000. Operating income in each of our eight other airports declined or remained substantially the same during 2001 as compared to 2000. During 2001, revenues and passenger traffic volume in those eight airports generally were less than or substantially the same as the corresponding figures during 2000. We believe that the lack of income growth at those eight airports was due to a decrease in domestic passenger traffic volume that reflected local conditions, including decreased local economic activity at Coatzacoalcos, higher costs of travel due to less local carrier competition, the closing of a major resort facility at Huatulco and decreased domestic tourism as Mexicans took advantage of the strong peso and traveled abroad. We cannot predict whether these trends are likely to continue in the future.

Comprehensive Financing Cost

Comprehensive financing cost produced net income of Ps.36.9 million in 2001 as compared to a net expense of Ps.15.8 million recorded in 2000, primarily due to an increase in net interest income principally reflecting higher cash balances in 2001.

Income Taxes and Employees' Statutory Profit Sharing

We recorded a Ps.161.4 million provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2001, as compared to a Ps.180.0 million provision (all of which represented deferred income taxes and deferred employees' statutory profit sharing) in 2000.

Net Income

Net income increased 15.5% from Ps.231.3 million in 2000 to Ps.267.2 million in 2001, principally as a result of our comprehensive financing income in 2001.

Liquidity and Capital Resources

Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses, to increase our cash balances and to fund the acquisition cost of three businesses that we began operating July 1, 1999. These three businesses, which were previously operated by third parties in two of our airports, were acquired for an aggregate purchase price of U.S.$39.6 million (U.S.$11.9 million of which was paid in cash at June 30, 1999 and U.S.$27.7 million of which was paid on June 30, 2000 upon the maturity of the notes issued in connection with the acquisitions). These acquisitions and their impact on our results of operations are more fully described in Note 6 to our financial statements.

In 2000, we generated Ps.785.9 million in resources from operating activities. During the same period, our resources used in financing activities were Ps.326.1 million, reflecting the payment at maturity on June 30, 2000 of the notes incurred to finance a portion of the acquisition of the three businesses acquired on June 30, 1999. Resources used in investing activities were Ps233.3 million, reflecting purchases of machinery, furniture and equipment.

In 2001, we generated Ps.674.0 million in resources from operating activities. During the same period there was no financing activity and therefore no financing resources were generated or used. Resources used in investing activities were Ps.362.9 million, reflecting the expansion and remodeling of the main terminals at Cancun, Cozumel and Merida airports and the purchase of machinery, furniture and equipment.

In 2002, we generated 561.2 million in resources from operating activities. Our resources used in financing activities were Ps.728.2 million reflecting the payment of dividends in the second quarter of 2002 and our resources used in investing activities were 265.1 million in 2002.

Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On July 28, 2000, the Ministry of Communications and Transportation approved each of our master development plans.

The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented.

Committed Investments

	Year ended December 31,				
	2000 [1]	2001	2002	2003	Total
	(thousands of pesos)				
Cancun	Ps. 295,394	Ps. 161,220	Ps. 60,617	Ps. 16,834	Ps. 534,065
Merida	60,901	2,765	6,805	19,105	89,576
Cozumel	75,999	32,206	15,798	3,723	127,726
Villahermosa	22,660	2,276	23,738	7,845	56,519
Oaxaca	46,725	570	8,710	7,838	63,843
Veracruz	17,269	28,656	20,635	11,458	78,018
Huatulco	11,334	14,950	38,801	4,172	69,257
Tapachula	10,604	18,596	3,061	2,205	34,466
Minatitlan	12,862	1,469	8,940	2,449	25,720
Total	**Ps. 553,748**	**Ps. 262,708**	**Ps. 187,105**	**Ps. 75,629**	**Ps. 1,079,190**

(1) Reflects committed investments for the period from May 1, 1999 to December 31, 2000.

The following table sets forth our historical capital expenditures, in the periods indicated.

Capital Expenditures

Year ended December 31,	(thousands of pesos) [1]
1998	Ps. 235,317
1999	44,854
2000	233,328
2001	362,914
2002	265,071

(1) Expressed in constant pesos with purchasing power as of December 31, 2002.

We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. We may also incur indebtedness from time to time.

Critical Accounting Policies

We employ accounting policies and make certain estimates that require significant judgment on behalf of our management and accountants. These policies are critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operation in this Item 5. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 15 our financial statements. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Our regulated revenues are subject to a maximum chargeable rate at each airport established by the Ministry of Communications and Transportation. To avoid exceeding our maximum rates at year end, we may be required to take actions, including reducing prices during the latter part of the year or issuing credits or discounts to customers. These actions are recorded against revenues. If we exceed the maximum rate at any of our airports at the end of the year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for exceeding an airport's maximum rate can result in termination of the concession if the maximum rate has been exceeded and sanctions have been imposed three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based upon the customer's payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the established allowance we have created to provide for such losses, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in the hands of a few large customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collection of our accounts receivables and our future operating results.

Valuation of Rights to Use Airport Facilities and Airport Concessions

We periodically review the carrying value of our rights to use airport facilities and airport concessions for continued appropriateness. This review is based upon our projections of anticipated future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2047, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. Further, in analyzing the carrying value of our airport concessions we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as permitted by accounting literature. The aggregate net cash flows from all of our airports exceed the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates at an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, Employees' Statutory Profit Sharing and Asset Tax

Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities, and from tax loss carry-forwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2002, we were subject to the asset tax, which can be credited against taxable income for a period of ten years. Deferred tax assets, deferred employees' statutory profit sharing assets and recoverable asset tax are subject to valuation allowances if we estimate that there is less than a fifty percent chance that the assets will be able to be realized. We have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries because under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2047, significant management judgment is required in determining any valuation allowance.

Contingent Liabilities

We are a party to a number of legal proceedings. In addition, certain legal proceedings have been initiated against the Ministry of Transportation and Communication which may have a negative impact on our financial condition. Under generally accepted accounting principles, liabilities are recognized in the financial statements when a loss is both estimable and probable. If a loss is probable but the amount of loss cannot be reasonably estimated, the lowest amount in the range of possible loss is recognized. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice we have received from our Mexican counsel and other information available to us, we have not recognized any losses in the financial statements as a result of these proceedings.

Differences between Mexican GAAP and U.S. GAAP

Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 15 to our financial statements. Net income under U.S. GAAP was Ps.315.9 million, Ps.311.7 million and Ps.(345.9) million for the years ended December 31, 2000, 2001 and 2002, respectively.

The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are deferred income taxes, employees' statutory profit sharing, tax on dividends paid, the treatment of our investments in our concessions and the rights to use airport facilities and the treatment of ITA's options, which are accounted for as a deferred technical assistance fee under U.S. GAAP. Each of these differences affects both net income and stockholders' equity. See Note 15 to our financial statements for a discussion of these differences and the effect on our results of operation.

ASR Listed NYSE


ASUR B

Investor Relations

Adolfo Castro
Tel. (52) 55 5284 0408
Fax (52) 55 5202 1911
acastro@asur.com.mx

Airport Administrators

Fernando de la Torre
Cancun Airport

Cuauhtémoc Rangel
Cozumel Airport

Juan B. Truqui
Huatulco Airport

Héctor Navarrete
Merida Airport

José David Molano
Minatitlan Airport

Agustín Pascal
Oaxaca Airport

Bruno Serrano
Tapachula Airport

Alejandro Pantoja
Veracruz Airport

Alejandro Álvarez
Villahermosa Airport


ASUR
AEROPUERTOS DEL SUR

...anuel Avila Camacho 40 - Floor 6
Lomas de Chapultepec
11000, M[illegible] D.F.
Tel. [52] 55 5284 0400
www.asur.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.



By: ______________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: April 15, 2003